FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 6/15/2022

Ternium S.A.
(Translation of Registrant’s name into English)

Ternium S.A.
26, Boulevard Royal - 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s 2021 Sustainability Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio
Name: Pablo Brizzio
Title: Chief Financial Officer

Dated: June 15, 2022

Contents
Ternium S.A. (the “Company”) is a Luxembourg company
and its American Depositary Shares, or ADSs, are listed
on the New York Stock Exchange (NYSE: TX). We refer
to Ternium S.A. and its consolidated subsidiaries as
“we,” “our” or “Ternium.”	The financial and operational information contained
in this report is based on Ternium’s operational data
and on the Company’s consolidated financial statements,
which were prepared in accordance with IFRS and IFRIC
interpretations as issued by the IASB and adopted by
the European Union and presented in U.S. dollars ($)
and metric tons.

4	Chairman’s Letter

8	Ternium’s Approach to Sustainability

20	Comprehensive Value Creation Strategy

22. The Company_24. Improving Our Safety Performance_36. Minimizing Ternium’s Environmental Footprint_54. Realizing Our People’s Full Potential_ 64. Helping Our Communities Thrive_74. Strengthening Ternium’s Value Chain_82. Delivering Ternium’s Business Strategy_92. Consolidating our market position in the USMCA region_94. Economic & Financial Performance

98	Commitment to Integrity

106	Annexes

107. 1: GRI Material Topics, SASB & TCFD Index_114. 2: UN Sustainable Development Goals_116. 3: Historical Data

The geopolitical turmoil caused by the Russian invasion of Ukraine and the accompanying humanitarian crisis in Europe is changing the world in many ways and the steel industry is being deeply impacted. Ternium, having completed an extraordinary 2021, is adapting its commercial and industrial strategies to take account of increased market uncertainty and supply chain disruption in critical supplies. At the same time, we are working with our Ukrainian suppliers to support the people displaced by the war.

The speed of the recovery in global demand for durable goods following the pandemic lockdowns and governmental stimulus measures of 2020 combined with ongoing disruption in supply chains provided an auspicious environment for the steel industry in the Americas in 2021, reflected in record prices for many steel products.

Ternium had a record year for its operational and financial results. EBITDA and net income rose to $5.9 billion and $4.4 billion respectively on sales of $16.1 billion. Free cash flow rose to $2.2 billion, even with a working capital build, and we ended the year with a net cash position of $1.2 billion. With these results, we increased our dividend for the 2021 year to $2.6 per ADS, and this now stands at double its pre-pandemic level.

The start-up in mid-2021 of our new hot rolling mill in Pesquería, Mexico, is a milestone in the integration of a production system focused on industrial and technological excellence. The mill is fed by slabs from our advanced steelmaking facilities in Brazil. The hot coils are further processed in our cold rolling, galvanizing and painting lines to provide a wide array of high value products that substitute imports for the automotive, white goods, HVAC and engineering sectors. We are now investing in further downstream processing facilities and have installed an advanced R&D center that will further expand the range and value of our products.

In Pesquería, Ternium is part of a thriving industrial community with a growing youthful population. At the heart of this community sits the Ternium-sponsored Roberto Rocca Technical School which, since its inauguration in 2016, has offered excellence in technical education and opened doors for secondary-level students.
In 2021, the school resumed in-person classes and offered remedial workshops for its 371 students, each of whom receive funding for some or all of their tuition costs. 100 final year students are completing their studies with internships at local companies. The school also provides online math reinforcement classes to aspiring students throughout the community, and will offer teacher training and technical certifications for students at other technical schools in the region.

This year marks the 20th anniversary of our ProPymes program, designed to strengthen the competitiveness of small and medium companies in our value chain with knowledge sharing, management training and financial and export assistance

5. Sustainability Report 2021

CHAIRMAN'S LETTER

programs. The program started in 2002 with 26 participating companies and has now grown to include 1,800 SMEs in Argentina and Mexico. This growth is testimony to the success of the program in strengthening the industrial sector in both countries.

To strengthen the sustainability of its industrial operations, Ternium has an intense agenda focused on health and safety in the workplace and minimizing the environment impact on the surrounding communities. To address climate change, we added our medium-term program targeting a 20% reduction in the carbon emissions intensity of our operations by 2030 compared to 2018. We have started work on this program with a series of investments aimed at improving energy efficiency, increasing scrap usage and capturing carbon emissions from our operations for use by third parties. We are also looking at alternatives for increasing our use of renewable energy. We will see the results of these efforts in the coming years.

Our work on safety during 2021 was recognized by worldsteel with particular reference to our management of forklift operations in which the number of accidents in our operations have declined substantially over the past two years.
Air quality is a constant focus for our environmental management: after installing new baghouse dust collections systems at our plant located in Monterrey city, we are now installing silos and constructing a large dome at our material handling yard to contain dust emissions. The dome will become a notable landmark in a city with a strong industrial tradition.

Throughout Ternium’s industrial system, we are investing extensively in Industry 4.0 technologies to enhance operational productivity and create a safer and more attractive workplace requiring a more advanced skillset for shop floor employees. Our new rolling mill in Pesquería, for example, employs extensive digital and automation technologies allowing for an enhanced visual perspective of its operation from the control room and is an excellent example of a modern steelmaking operation.

Just as we are transforming the physical environment and working regime at our industrial facilities through technology, we are working actively to promote diversity, equity and inclusion in our management team and a new way of working that promotes flexibility and teamwork. With a post-pandemic vision, we are updating all our training and management development programs and adjusting our HR processes to further this vision. We are encouraged that we have broadened our base of young female professionals who are helping us to drive change from below and that human rights organizations are recognizing the company as a good place to work.

6. Ternium

Throughout the Americas, Ternium is working to strengthen the industrial sector as a supplier of high quality steel products and services with an agenda focused on growth and sustainability. In a highly uncertain world where there is a need to strengthen regional supply chains, Ternium, with its solid financial and competitive industrial and commercial positioning, is well placed for the challenges ahead.

Our employees are at the center of our efforts and our achievements. I would like to give a special thanks to them and to our medical staff for their outstanding performance and commitment through the disruptions caused by the pandemic. They have shown great resilience and determination as they bore the brunt of the impact in their working environment and on their families over the past two years.
I would also like to thank our customers, suppliers and shareholders for their continued support.

June 15, 2022

Paolo Rocca
Chairman

7. Sustainability Report 2021

Ternium’s value proposition aims to achieve profitable operations on a sustainable basis, through a management approach that comprehends the interests of all its stakeholders.

APPROACH TO SUSTAINABILITY

10. Ternium

“At Ternium, we are committed to managing operations that protect our planet and have a positive impact on our communities. We are continuing to implement our decarbonization roadmap with numerous projects being deployed as planned, all with the goal of doing our part to mitigate the impact of climate change. We also are evaluating additional strategies to reduce even more of our CO2 emissions in the future, as we expect new technologies and green infrastructure to be developed and adopted by companies and governments worldwide. During 2021, we also strengthened the educational aspects of our community engagement program, enabling greater access to high-quality technical education through innovative equipment and tools as well as improvements to local schools’ infrastructure. Finally, I am deeply proud of the important work being done to advance our Diversity, Equity and Inclusion programs with the aim of fostering a diverse workforce and equitable working environment throughout our organization.”

MÁXIMO VEDOYA
CEO

Ternium is a leading steel company in Latin America. Ternium’s facilities are located in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. In addition, the company participates in the control group of Usiminas, a leading flat steel company in the Brazilian market.

We have an integral management approach that includes the interests of shareholders, employees, customers and suppliers, as well as those of the community. We aim to be an equal opportunity and equal treatment organization that foster a culture of industrial and technological excellence. We operate with a strong focus on environmental excellence as we advance Ternium’s climate change agenda and sponsor biodiversity protection initiatives. We have long-standing relationships with communities near our operations and have been fostering the development of small and medium-sized customers and suppliers for the last 20 years.

Ternium offers a broad range of value-added products and services to customers mainly from the automotive, home appliances, heat, ventilation and air conditioning (HVAC), construction, capital goods, container, food and energy industries through its manufacturing facilities, service center and distribution networks, and advanced customer integration systems. As core components of the company’s business strategy, we strive to offer differentiated products and services, operate with excellence, and attract and develop talent.

11. Sustainability Report 2021

APPROACH TO SUSTAINABILITY
Environment, occupational health and safety

We have standardized environment and occupational health and safety (EHS) management systems and devote significant resources to EHS projects. Our evaluation of risks and management of EHS are integrated in our business process and reflected in our EHS policies.

Ternium is committed to protecting the health and safety of its employees, contractors and communities where it operates. We engage our employees as well as our customers and suppliers to embrace our vision and objectives.

Social

The talent and determination of the company’s employees are the cornerstone of Ternium’s market leadership. Through Ternium University, the company offers a wide array of training programs to support our teams’ efforts in their quest for innovation, continuous improvement and performance excellence.

We work together with local institutions to enhance our communities’ education and welfare. We realize that, to be successful, industrial projects must thrive along with surrounding communities. We built and operate a technical school. We provide scholarships, internships, teachers’ training and infrastructure funding to local schools and health centers. We also organize and fund volunteering programs and health prevention campaigns, and we sponsor sports, social events and arts exhibitions.

Through ProPymes, we have been supporting small and medium-sized enterprises in the steel value chain for the last 20 years, strengthening the industrial network by enhancing our customers and suppliers’ competitiveness.

Governance

Integrity is key to Ternium’s long term sustainability. The company has appointed a Business Conduct
Compliance Officer who reports to the CEO. Ternium has mandatory training programs on the company's Policy on Business Conduct. The company has established several policies, codes and procedures to ensure transparency and ethic behavior. In addition, the company has put in place a Compliance Line to report any violation to its code of conduct and principles.

Ternium has a compliance department that oversees SOX certifications and related party transactions. The board of directors has an audit committee solely composed of independent directors. The internal audit department, which meets organizational independence and objectivity standards, reports to the chairman of the board and, with respect to internal control over financial reporting, to the audit committee.

Sustainability reporting

This report discusses Ternium’s progress towards achieving its objectives in a sustainable way. It has been prepared taking into account the guidelines established by worldsteel, the UN Global Compact, GRI (Global Reporting Initiative, standards' Core option), SASB (Sustainability Accounting Standards Board), TCFD (Task Force on Climate-related Financial Disclosures) and the New York Stock Exchange.

The company also reports to international agencies about its management approach and performance metrics on different Environmental, Social, and Governance (ESG) issues. In 2021, Ecovadis, a provider of business sustainability ratings, ranked Ternium within the 90th percentile in the "Manufacture of basic iron and steel" industry based on our policies, procedures, and actions related to environmental and labor practices, sustainable procurement and ethics. We also report to the Carbon Disclosure Project (CDP), an international non-profit organization that runs a global environmental disclosure system, on specific climate-change-related issues and attained a B rating in 2021.

In addition, as part of the UN Global Compact Initiative, Ternium engages in collaborative projects to advance the broader development goals of the UN.

12. Ternium

Thriving along with surrounding communities.

Climate change

Ternium has an active role in the world’s efforts to tackle climate change. As a steel company, we are searching for ways to reduce the carbon footprint of our operations and of the steel value chain. We partner with suppliers and other companies and associations to foster the development of low carbon dioxide emitting technologies, as a swift and successful energy transition will be key to achieve these goals.

We intend to develop new measures to continue decarbonizing Ternium’s operations in the longer term. The main factors that will determine our success to do so are related to the further development of emerging steel-making technologies, prospects for the availability of raw materials, renewable energy and required infrastructure, and the enactment of appropriate government regulations to promote fair trade, among others.
As a company focused on supplying advanced steel products, Ternium is well positioned to contribute to the world’s energy transition process. We believe the company will have significant opportunities for the development of innovative products required for renewable energy applications, emerging electric vehicles technologies and green construction strategies, as countries seek to meet their emission commitments.

In 2021, worldsteel distinguished Ternium under its Climate Action Recognition Program for the company’s support and contributions to worldsteel’s initiatives to reduce carbon dioxide emissions.

13. Sustainability Report 2021

Decarbonization Roadmap

The company is moving forward with the roadmap presented in February 2021 to reduce its emission intensity at the steelmaking sites.	OUR GOAL	-20% C02 emission intensity scopes 1 and 2 by 2030

Progress overview

Expanded carbon dioxide capture capacity in the DRI process
– 34% increase of CO2 capture &
   usage capacity compared to 2018
   base line & launched 2nd phase at
   Guerrero facility in Mexico
– Expected total CO2 capture & usage
   capacity of over 400 thousand tons
   per year

Further development of Ternium’s
Energy Efficiency Program
$14.4 million invested in 2021
– Heat recovery optimization at Brazil’s
   coke oven plant
– Improvements made to the EAF burners
   in Apodaca, Mexico
– Solar panels installed to supply
   Universidad’s corporate building in
   Mexico with renewable energy
Higher participation of renewable sources in the energy mix Studying the replacement of purchased energy with wind power in Argentina

Increased participation of scrap
in the metallic mix
Project launched in our slab facility
in Rio de Janeiro, Brazil,
to improve the scrapyard processing
capacity and increase the scrap
rate in the metallic mix

Partnership with raw material
suppliers to reduce process
emissions
MoU signed with Vale, to jointly study the
use of iron ore briquettes developed
under Vale’s technology at our BF and the economic feasibility of investing in an iron ore briquetting plant located at Ternium’s Brazil facility
Partial substitution of metallurgical coal with biomass Working with local partners for the use of biomass as a substitute for mineral carbon in the steelmaking process at Argentina and Brazil sites

14. Ternium

REPORTING	QUARTERLY BoD supervision of Ternium’s climate change strategy

Industry challenges

Availability of scrap for recycling
Exploring opportunities

Sufficient availability of renewable energy

Storage & usage of CO2 captured from the steelmaking process and energy production Currently working on finding alternative uses for the CO2 captured and the development of storage solutions.

Development of new low CO2 emission steelmaking technologies

Use of green hydrogen as a reduction agent The company is technologically prepared to use green hydrogen at our DRI/EAF route in Mexico as a replacement for natural gas when commercially available.

Regulatory framework fostering the transition to CO2 free technologies and capture and storage solutions

15. Sustainability Report 2021

Diversity, Equity & Inclusion

The company aims at building a work environment where everyone’s thoughts, ideas and perspectives matter. Ensuring that all
individuals have access to the same opportunities and that they have fair treatment are central pillars of our policies and procedures.

Setting the rules for a better working environment	Strengthening our internal procedures

Designing specific compliance mechanisms
The compliance line ensures a secure institutional channel to report incidents of discrimination or harassment. A committee integrated by the human resources and the internal audit departments carries out the investigation.

Diversity and Work Environment
Free of Harassment Policy
The company aims to foster a workplace environment that attracts and develops talents across all genders, nationalities, generations, cultures, religions and backgrounds, respecting and valuing individual differences.

Using technology to avoid cognitive bias at the
recruiting stage
We use an automated system to pre-assess candidates based on attributes like attention, decision-making, effort, emotion, and fairness with the aim at reducing bias in the selection process.

Granting work opportunities based on merit The Opportunities Committee allows any employee to apply for a job position and the applications are assessed on the basis of competence.

Human Rights Policy We are committed to conducting our operations consistent with the Universal Declaration of Human Rights and expect our business partners to act under the same principles.

16. Ternium

Training our people	Endorsement with international human rights associations

88% of Ternium’s workforce received at least one training course on discrimination and human rights

Women’s Empowerment
Principles of United Nations
Women
In 2021, the company committed
to the WEPs. These set of
principles guide companies to
promote gender equality and
women’s empowerment in the
workplace and the community.

Diversity+ Program
Lean In Circles
Launched in 2019 as part of the Diversity+
Program, it involves discussion groups to raise awareness on topics like gender identity, unconscious biases, global perspectives, and intercultural leadership.

Supporting our employees at every stage

The Maternity Mentoring program offers tools to plan teamwork previously, during and after the pregnancy of our female employees. The objective is to foster the continuity of their careers at the company.

Human Rights Campaign Recognition
The company was recognized
as one of the best places to work
for the LGBTQ+ community
in Mexico for the second
consecutive year. We are the only
steel company to be recognized
in the country.

Sharing our vision

We have increased the internal and external communication on these topics and expect to incentivize our stakeholders to be proactive on the matter.

17. Sustainability Report 2021

Sustainable Development Goals
"We reaffirm our commitment to the UN Global Compact Initiative and to continue integrating its principles into the company’s strategy, culture and day-to-day operations." – Máximo Vedoya, CEO.

Prevent all work-related injuries and illnesses, and maintain zero fatalities in the years to come.	Reduce 20% CO2 emission intensity, scopes 1 and 2, by 2030 (2018 baseline).
Shape an appealing working environment.

Be an equal opportunity and equal treatment organization.
Use natural resources responsibly.

Promote healthy and safe operations in the steel industry value chain.

Pursue excellence in environmental performance.

Protect biodiversity.

18. Ternium

Foster education.	Improve the competitiveness of our value chain with a focus on productivity.	Focus on sophisticated steel products.

Support initiatives that strengthen communities near our operations.
Pursuit of strategic growth opportunities.

Foster import substitution and strengthen the export capacity of SMEs.
Enhancement of Ternium’s competitive position.

Promote a collaborative network in the steel value chain to foster performance excellence.

19. Sustainability Report 2021

This chapter presents an integral discussion of Ternium’s strategy to create value for its stakeholders, with an analysis of the company’s goals and actions related to occupational health and safety, environment, human resources, communities, the value chain and the steel business.

The Company

Ternium is a leading flat steel company in Latin America, vertically integrated and with industrial facilities in Mexico, Argentina, Brazil, Colombia, USA and Central America.

12 MILLION TONS Steel Shipments	$16 BILLION Net Sales (2021)	+20,000 EMPLOYEES

9 COUNTRIES	6 INTEGRATED FACILITIES	12 DOWNSTREAM FACILITIES

22 SERVICE CENTERS	25 DISTRIBUTION CENTERS

22. Ternium

United States
El Salvador
Mexico
Nicaragua
Guatemala
Brazil
Costa Rica
Colombia
Argentina
Facilities
Steel production and processing
Service or distribution centers
Iron ore mining and processing

23. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

Improving Our Safety Performance

Advancing our agenda, with special focus on the development of Ternium's OH&S culture and the elimination of risk precursors.
SUSTAINABLE DEVELOPMENT GOALS

The safety and well-being of our employees is our top priority and key to our success as a sustainable organization over time. Ternium strives to create and sustain a safety culture aimed at safeguarding our employees' well-being. Under this premise, safety conditions are the first element that any person must consider when initiating and executing any activity. At the same time, managers are responsible for the occupational health and safety of every person working in their assigned area.

Health and safety corporate strategy

We design strategies to align our culture to our safety vision with the aim of preventing accidents, safely managing our production processes and engaging our employees, customers and suppliers through effective communication, so that they embrace our vision and goals. Since the institution of our “Safety First” program, safe behaviors have been incorporated as a cornerstone of our culture.

Risk assessment and management of our people’s Occupational Health and Safety (OH&S) are integrated into all our business processes and reflected in Ternium’s OH&S policy. Management is responsible and accountable for OH&S performance, as part of a broader set of goals, and the senior managers leads every strategy to achieve our Safety Vision.

In addition to Occupational Safety Management, since 2020, we have been working on strengthening our Process Safety Management. Steel manufacturing involves processes with intrinsic hazards that need to be considered with a broader approach, including the possible impact on people, the environment, surrounding communities and assets. To that end, the company created a dedicated Safety Management Team that evaluates the company's facilities and processes and designs contingency plans to mitigate risks.

24. Ternium

Goals		Actions

Prevent all work-related injuries and illnesses, and maintain zero fatalities in the years to come	– – – – – –	Setting of a medium-term target reduction of 50% in IFR and LTIFR by 2025, compared to 2020
Deployment of new investment projects to bring our facilities in line with the strictest operating standards
Identification and elimination of personnel exposure to risk factors at critical processes
Identification and elimination of risk precursors through critical control verifications
Promotion of a safety culture through several programs and activities led by Ternium’s management team
Engagement of employees through effective communication and participation in safety activities

Promote healthy and safe operations in the steel industry value chain	– – – – –
Code of conduct for suppliers
Safe supplier program
Safety training of third-party employees
Active participation of suppliers in managing non-compliance risks
Evaluate suppliers’ occupational health and safety policies and performance

Occupational health and safety management system

Ternium relies on an OH&S management system grounded in the company’s policy and local and national laws and regulations. We periodically audit the company’s processes and procedures in order to find new opportunities to improve our safety management system and ensure compliance with our policy.

During 2021, we successfully completed the transition of the health and safety management system certification from OHSAS 18001 to the ISO 45001 standard. The number of employees and contractors working at a facility with a certified management system has increased to 70% and we expect it to continue improving, as our certification plan moves forward with our steelmaking and steel processing facilities in Brazil and the US.

To record environmental, health and safety (EHS) information in a standardized way across all our locations, including the results of preventive and corrective tasks, we use a platform called SIASSO (by its acronym in Spanish). The information reported by users is then processed and presented into several EHS indicators to track performance, define corrective measures and make decisions.

Aligning our culture to our safety vision

In 2019, the company launched its long-term safety vision with strategies aimed at establishing a safety culture focused on people’s behavior and requiring hands-on involvement of leaders at all levels.

25. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

26. Ternium

Worldsteel Safety and Health Excellence Recognition 2021
In 2021, Ternium received worldsteel’s Safety and Health Excellence Recognition in the category of “Occupational Safety Management”. The case-study presented was aimed at reducing events with potentially severe consequences during forklift operation, and standardizing safe practices for employees and contractors alike.

The key elements of this project were the setting up of a multi-disciplinary team focusing on direct communication with the operators, the review of the training programs in collaboration with Ternium University	and the use of automation to minimize human dependence. This endeavor has also resulted in a new in-house Heavy Vehicles Operators Certification program, as part of a broader program seeking to improve our company’s safety performance.

SHARP DECREASE IN SEVERE INCIDENTS Forklift incidents in Mexico were reduced from 36 in 2019 to 3 in 2021.

“Safety first” program
The Safety First program seeks to foster a pro-active approach to safety issues to prevent incidents and accidents.

One of the program’s main tools is the Safety and Environment Hour initiative, in which middle and senior managers tour operating areas for an hour, three times a week, to identify safe behaviors worth replicating at other facilities as well as unsafe acts or situations to be addressed through an open dialogue with employees.

This initiative helps identify potential risks and enables a fluid and constructive response to adopt effective preventive measures. In 2021, our Safety and Environment Hour sessions involved the regular participation of over 2,000 employees and contractors.

With the same purpose, management performs safety audits at the facilities to ensure that our operations are in compliance with applicable OH&S policies, procedures and practices. Last year, we held more than 184 thousands environmental, health and safety audits.

Involving our leaders
In 2021, we continued with the implementation of our leaders’ transformation program launched in 2020. The first stage was the preparation of a “playbook” for managers with expected behaviors and decision-making processes under diverse scenarios. The design of this tool was based on the experience of over 300 directors and managers across the company. During 2021, several virtual and on-site sessions were carried out to communicate these concepts to a wider group of leaders. In addition, a website with implementation activities was designed to support the execution

27. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

Ternium University safety certification program
We are developing a certification program focused on activities that entail higher risks, with the aim at ensuring that only specifically trained personnel performs the required tasks.

The program includes medical checkups, specific courses, on-the-job training and a final evaluation authorizing the employee to perform the tasks.

It will be mandatory for locomotive operators, forklift operators, crane operators and for maintenance tasks, works-at-heights and in confined spaces, electrical risk and lockout/tagout procedures.

The certification process has already started across all of Ternium’s facilities, with significant progress in the certification of crane operators.

THE PROCESS INCLUDES

1. Medical check-ups	2. Specific courses	3. Evaluations

process. We are currently working on extending these best practices to supervisors and hourly employees and expect to reach contractors in the coming years.

Preventive measures

Ten life-saving rules
Ternium has established Ten Life-Saving Rules, a list of actions to be followed to protect one’s life and those of co-workers. These rules incorporate worldsteel’s guidance, the contribution of focus groups and studies performed to detect the main causes of risks at our facilities, and are backed by practices and routines that must be strictly followed. Our Ten Life-Saving Rules, which follow applicable regulations, have been extensively communicated throughout Ternium’s operations to foster employees, customers and suppliers awareness, and are audited to ensure their observance.

Training programs
Management is committed to training Ternium’s employees, customers and suppliers on the appropriate use of the company’s OH&S management systems and on raising awareness of risks in performing their tasks. Due to the COVID-19 pandemic, we strengthened on-line training activities by developing twenty videos available through Ternium University's platform. In 2021, over 15 thousand employees and contractors received an average of 17 hours of training on safety-related issues focused on preventive measures and Ternium’s OH&S programs.

Task rejection
This tool strengthens people’s determination not to start or, if started, to suspend a task determined to be unsafe under certain conditions. Task Rejection helps prevent injuries resulting from lack of effective control of identified safety risks.

The company encourages the use of this tool and has started recognizing workers when their analysis of OH&S prevents the occurrence of a high-risk event. In 2021, more than 23,400 alerts were recorded, 8% of which involved potentially serious injuries or even potential fatalities.

28. Ternium

In the context of the maintenance plan for Mexican facilities to 2025, we conducted customized safety sessions to improve safety performance at these activities.

Prevention of potential severe injuries or fatalities
It has been noted that, over time, the downward trend in fatal accidents has not been as steep as the downward trend in non-fatal accidents, mainly due to causality differences. Based upon this evidence, the company has increased its efforts to identify precursors of severe injuries or fatalities, meaning situations where there are no control measures, the control measures introduced are not effective or people do not comply with them.

We have identified non-controlled repeating precursors through interviews with employees on a procedure called critical control verification. During 2021, 661 employees performed 7,968 critical control verifications, which resulted in approximately 4,000 new continuous improvement projects.

Integrating new technologies in the safety management system

The company incorporated advanced technologies to improve risk assessment, event analysis and educational practices related to occupational health and safety. Video analytics, drones to perform inspection routines, remote assistance by experts on maintenance activities, simulations of high-risk events and virtual reality are some of the new tools currently used.

Through automated video analytics, images from our
operating activities are captured 24x7 and then crosschecked with normal specifications. If the situation differs from the established normal parameters, visual, audible or mechanical alerts are

29. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

triggered and information about the safety breach is automatically uploaded on the SIASSO platform.

Technology is also useful to review past events and learn from them. Events classified as high-risk, are analyzed with 3D technology. We create simulations of this kind of events to expose their causes and implement measures to minimized the possibility of recurrence.

Furthermore, we use training with virtual reality for operations or maintenance activities classified as highly risky for our employees. Currently, we use this tool in training activities involving mobile equipment such as forklifts and railway engines,
and in training sessions related to the manufacturing process.

Our performance: accidents and incidents

In 2021, Ternium recorded an Injuries Frequency Rate (IFR) of 2.6 injuries per million hours worked and a Lost Time Injuries Frequency Rate (LTIFR) of 0.8 day-loss time injuries per million hours worked. These rates have improved compared to 2020, as our programs to increase awareness about safe working behavior consolidate.

Video Analytics: how it works
STAGES
MONITORING Cameras capture images of our operating activities 24 x7	OBSERVATION AND ANALYTICS Images are compared automatically with established values to detect and identify deviations	ON-SITE ALERT In the presence of risks, visual audible and mechanical alerts are activated	RECORDING The information is automatically loaded on the management system and supervisors are alerted	FOLLOW-UP Corrective actions and additional safeguards are established. The company monitors the execution of the safety plan

30. Ternium

The company will continue working on the reduction and avoidance of accidents and incidents on a long-term basis, with a medium-term target reduction of 50% in IFR and LTIFR by 2025.

Analysis of Accidents and Incidents

Ternium’s management follows specific protocols when an accident or incident occurs at the workplace, regardless of the severity of the damage or injury caused by such event. Data collection and fact analysis are conducted by multidisciplinary teams, with the participation of the manager who has direct responsibilities in the area involved.

Events are analyzed through a causal factor tree methodology and management uses all available resources that could contribute to the understanding of the event. Once the causes are fully understood, the company implements an action plan structured in hierarchy of controls. Three months after the event and the action plan are presented to the Environmental and Safety Committee, an audit is conducted to determine the effectiveness of the proposed action plan in eliminating the cause of the situation or event that compromises safety. This methodology has been incorporated into the company’s OH&S system and continues to be improved under Ternium’s safety vision.

Critical Control Verification Procedure
Critical control verification is an internal procedure to detect risk precursors, that is, situations in which safety measures are absent,		ineffective or not followed by people. The objective is to avoid the occurrence of severe or fatal injuries.

STAGES
1. PLANNING The head of the area analyzes past events with the potential of resulting in severe or fatal injuries, and mandatory safety measures	2. OBSERVATION Each task is observed in real time to check if safety measures are appropriately set. Interviews with the employees are scheduled.	3. FEEDBACK The results of the analysis are shared with employees. In case of deviations, the head of the area offers its views regarding improvement opportunities.	4. COMMITMENT Improvement measures are defined in a joint work plan and recorded in SIASSO

31. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

32. Ternium

Engaging employees through effective communication

Over the years, Ternium has increased the visibility of safety issues through its communication platforms. Our agenda includes videos, articles and events, with the Safety Day at the center of our communication strategy.

The Ternium's Safety Day event is an opportunity to strengthen our commitment to improving OH&S and reinforce risk awareness. During the event, we organize meetings and panel discussions on OH&S management to review our performance in the preceding year and agree on new actions to continue improving OH&S in each facility. The event is chaired by Ternium's CEO and top management of each business unit. In 2021, several on-line meetings took place between July 19 and July 22, with the participation of 7,113 employees. During the event, the production lines are stopped as part of the company's commitment towards industrial safety.

We have also implemented the Five-Minute Safety Talks, an open-dialogue instance for plant supervisors and their teams to analyze OH&S issues selected every week by senior management. Under this program, during 2021 the company delivered 47 safety briefings to 3,435 employees.

Engaging customers and suppliers’ managers and employees

We seek that all of our contractors’ employees embrace our safety vision and goals. With this purpose, we have launched various initiatives, including working meetings with our contractors’ top managers and the participation of their employees at Ternium’s OH&S workshops. In addition, the company has implemented an OH&S improvement plan for contractors. This plan has been developed based on contractors’ best practices, identified through a benchmark of their operations at the company’s facilities in various locations and countries.

In 2021, Ternium audited the OH&S programs of 171 contractors in four countries, of which 50 were recognized for the improvements achieved during the year.

Applying the highest standards of occupational health

Ternium’s comprehensive occupational health program evidences the company’s commitment to provide a healthy workplace, with equipment and technology that ensures the well-being of its workforce. The company's health management system includes periodic workplace monitoring and risk analysis to evaluate and control a range of activity-related factors that could potentially affect employees’ health, including chemical, biological, physical, ergonomic and psychological effects.

Our procedures and guidelines on the level of indoor air quality, noise and vibrations apply stricter threshold levels than those required by the most rigorous international standards. Some of our facilities, like the Ternium Industrial Center in Pesquería, were designed using the best-available technologies for this purpose. In other facilities, we are consistently adopting the best-available technologies as part of our efforts to continuously improve our sites’ air quality.

Safety at our mining operations

Tailings dams reinforcement
Ternium has equity interests in two iron ore mining companies in Mexico: a 100% interest in Las Encinas and a 50% interest in Consorcio Peña Colorada. These mining companies carry out extractive, processing and logistical operations.

In late 2019 and early 2020, third-party consultants concluded new stability studies for certain of Las Encinas’ and Consorcio Peña Colorada’s tailings dams which are undergoing closing procedures or are on stand-by. Following these studies, new reinforcements were recommended in order to reduce risks of collapse under the strictest international seismic standards.

During 2021, we completed the recommended reinforcements under the Las Encinas’ project. Consorcio Peña Colorada is currently seeking the required environmental permits for its project. For more information regarding mining at Ternium please refer to our company’s 20-F report.

33. Sustainability Report 2021

Key Figures

INVESTMENT IN HEALTH AND SAFETY $ MILLION

LOST TIME INJURIES FREQUENCY RATE (LTIFR) # DAY-LOSS PER MILLION HOURS WORKED

INJURIES FREQUENCY RATE (IFR) # PER MILLION HOURS WORKED

34. Ternium

Occupational Health and Safety Policy

– – – – – – – – – – – – – –	Ternium, an integrated steel company, along with its subsidiaries is committed to the occupational safety and health of its personnel, customers, contractors, and suppliers. The company’s occupational health and safety policy is the baseline for sustainable development across all its operations.

Policy adherence, dissemination, and compliance apply and are to be promoted throughout Ternium and its subsidiaries.

Looking out for the occupational health and safety of every person who works for the company or is inside its facilities is an essential value.

To that end, we promote our commitment through the following principles:
All work-related injuries and illnesses can and should be prevented.
Compliance with all applicable legal and other regulations to which Ternium voluntarily agrees.
Continuous improvement of all processes related to staff's health and safety.
Occupational health and safety must be integrated into all company processes.
No emergency situation, production process or results justify putting people’s occupational health or safety at risk.
Commitment from and training of the entire staff is essential.
Working safely is an employment condition.
Every person is responsible for looking after his/her own safety and the safety of others.

In each company, everyone is responsible for occupational health and safety:
The company provides the means and resources for activities to be carried out safely so as to preserve everyone's physical integrity and occupational health.
Managers are in charge of the occupational health and safety of everyone who works for them or is in their area.
All other workers must comply with regulations and instructions, and work with their managers to detect, control, and resolve any dangerous situations.
Contractor companies and their staff must comply with the Safety Regulations in force at the facilities where they provide services.
People who enter the facility must comply with the applicable Safety Regulations.
Health and safety staff must take preventive measures through support, advising and auditing.

At Ternium and its subsidiaries, these principles are shared throughout the entire value chain and in all the communities where it operates in order to promote people's healthcare and safety.
March 2018

Máximo Vedoya CEO Ternium

35. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

Minimizing Ternium’s Environmental Footprint

Ternium has been advancing its medium-term environmental investment program according to plan
SUSTAINABLE DEVELOPMENT GOALS

The protection of the environment is a fundamental value for Ternium. The company’s Environmental and Energy Policy expresses our commitment to the preservation of the environment.

Ternium’s steel and mining operations are subject to laws and regulations to protect the environment, including the use of land, air emissions, wastewater treatment and discharge, the use, handling and disposal of hazardous or toxic materials, and the handling and disposal of waste. Ternium’s corporate environmental and energy policy requires that each of its business units comply with applicable environmental laws and regulations aimed at achieving the highest standards of environmental performance as a basis to ensure a sustainable development, and encourages Ternium’s supply chain to act under the same principles.

The company’s environmental performance leans on an environmental and energy management system encompassing every production unit. On a regular basis, the company audits and certifies its systems and procedures resulting in updates to the company’s environmental management processes as well as helping to identify improvement opportunities. Currently, our steel production facilities' environmental and energy management system is certified under ISO 14001, ISO’s environmental management standard. In addition, Ternium’s top energy consuming operations are in the process of certifying their energy management system under ISO 50001, ISO’s energy management standard. At this stage, the Rio de Janeiro unit in Brazil, the steel shop and the hot rolling mill at the San Nicolás unit in Argentina and the Pesquería unit in Mexico have completed ISO 50001 certifications. The steel shop at the Guerrero unit in Mexico is currently undergoing ISO 50001 certification as part of a more comprehensive plan to be deployed over the next five years.

Another element for ensuring the preservation of the environment in our operations is management’s supervision. Monthly, the Industrial, Environmental,

36. Ternium

Goals		Actions

Reduce 20% CO2 emission intensity, scopes 1 and 2, by 2030 (2018 baseline)	– – – –
Increase participation of renewable sources in the energy mix to 40% and intensify our energy efficiency program
Increase participation of scrap in the metallic mix and partially substitute coal with biomass, mainly charcoal
Increase CO2 capture and usage capacity at our DRI facilities
Prioritize lower specific-emission steelmaking technologies when expanding capacity

Use natural resources responsibly	– – –	Reduce the share of fresh water intake Increase co-products recycling Adopt sustainable building solutions at new projects

Pursue excellence in environmental performance Minimize particulate matter emission Preserve water discharge quality Assess and report the life cycle of steel products	– – – –	Environmental and energy management through a certified system
$430 million medium-term environmental
investment plan
Participation at worldsteel’s Life Cycle Assessment initiatives
Issuance of environmental product declarations

Protect biodiversity	– – –	Support to Sepetiba Bay and Iberá Wetlands initiatives Reforestation works at decommissioned iron ore mines Field works at greenfield projects to protect native species

Health and Safety Management Committee, led by the Chief Executive Officer, gathers to review and discuss environmental and safety performance.

In the last five years until 2021, the company invested $292 million in environmental projects and $38 million in energy efficiency programs.

We expect to continue improving in energy efficiency, air quality and water quality control at the primary areas of the company’s operations in Mexico, Brazil and Argentina as we deployed our seven years investment program of approximately $430 million.

37. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

38. Ternium

Ternium’s strategy towards climate change

Abundant iron ore resources, endless recyclability and unparalleled performance make steel the material of choice in a low-carbon circular economy. We rely on steel for our housing, transport, food and water supply, energy production, tools and healthcare. Almost everything around us is either made of steel or manufactured by equipment made of steel. Steel is a highly versatile metal, offering a wide space for the development of advanced products. Innovation is leading to more sophisticated ferrous castings, enabling a new generation of stronger and lighter structures, with lower carbon footprint, that are essential inputs for the automotive, engineering, energy and transport industries.

Over the years, steel scrap has been growing as an alternative raw material for steel production. Its magnetic properties enable efficient separation technologies, its recyclability represents a solution to our society's waste disposal challenge, and its use reduces direct carbon emissions from the steelmaking process. However, scrap recycling depends on its availability. Developing economies have relatively young infrastructure stocks and therefore limited amounts of obsolete steel scrap to use in steelmaking.

As developing economies advance and infrastructure enters the replacement phase, availability of obsolete scrap will increase, supporting a shift from steelmaking technologies based on iron ore to those relying more heavily on steel scrap. Over time, this shift will have a significant impact on iron ore and steel scrap consumption trends globally.

Currently, the steel industry accounts for around 7% of the world’s direct carbon emissions, approximately 2.6 gigatonnes of carbon dioxide (Gt CO2) per year, according to the International Energy Agency (IEA). The industry is a large energy consumer and its management is a key component to reduce overall emissions. Therefore, reduction of emission intensity rate and improvement of energy efficiency in our operations are top priorities in Ternium’s climate change agenda.

Decarbonization target and Ternium’s roadmap
In 2021, Ternium announced a medium-term target of a 20% reduction in its CO2 emission intensity rate at its steelmaking sites by 2030, considering scopes 1 and 2 emissions, compared to 2018 levels.

To achieve this goal, the company is working to increase the participation of renewable sources in its energy mix and of scrap in its metallic mix, expand the carbon dioxide capture capacity at its DRI facilities, partially replace metallurgical coal with biomass, further develop its energy efficiency program, and prioritize organic investments with lower specific-emission steelmaking technologies.

For the longer term, the company is analyzing additional strategies to decarbonize its operations based upon current and developing iron and steelmaking technologies, and the availability of renewable energy and steel scrap. Tenova, a supplier of equipment and technology for iron mining and steel, is assisting Ternium in the development of carbon capture equipment and hydrogen based burners. Tecpetrol’s Energy Transition Business Unit is assisting the company in the development of green hydrogen infrastructure and carbon capture and storage facilities. Both Tenova and Tecpetrol are Ternium’s affiliates. Furthermore, the technology used at the DRI/EAF route in Mexico is prepared for the substitution of natural gas for green hydrogen when feasible.

Decarbonization is an objective that depends on major changes being introduced in our global society. A more widespread adoption of green energy must be encouraged and improvements must be made in energy infrastructure to ensure supply. Disruptive low carbon technologies and carbon capture and storage solutions should move forward fast and be commercially available for the industry. Regulations should promote emission intensity reduction by ensuring a level-playing field for all actors and financial assistance should focus on investment projects that contribute to this end.

Aware of this, the company has set strategic alliances along its supply chain and promotes joint efforts to achieve its decarbonization goals.

39. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

Engagement in the supply chain
Ternium believes that its responsibility to reduce the environmental impact is also an opportunity to embrace innovation and technological progress, engaging its partners in the value chain to put together their efforts to build a greener future.

In August 2021, we signed a memorandum of understanding (MoU) with Vale, our main iron ore supplier, to jointly study the use of iron ore briquettes at our blast furnaces, and the economic feasibility of investing in an iron ore briquetting plant with Vale's technology at Ternium’s Brazil facility. We are also working with partners for the use of biomass as a substitute for metallurgical coal in our steelmaking sites in Brazil and Argentina.

To improve our sustainable procurement practices, we are working with Exiros, a specialized procurement company owned 50% by Ternium and 50% by Tenaris, on gathering information about the emission intensity of Ternium’s raw material purchases. This should help us improve our assessment of the company’s scope 3 emissions. The supplier information gathering target is at least 80% of the dollar value of Ternium’s raw materials purchased in 2021.

We also collaborate with small and medium-sized suppliers for improving their assessment of their product footprint and identifying opportunities to reduce emissions and achieve energy efficiency in their processes (For more information please refer to “Strengthening Ternium's Value Chain” Chapter).

Institutional support to decarbonization
Ternium is an active member of the World Steel Association (worldsteel) and has signed the new Worldsteel’s Sustainable Charter to reaffirm its commitment to worldsteel’s sustainability principles. Within worldsteel, Ternium participates in several initiatives to measure and reduce carbon dioxide emissions (Climate Action program and Step Up program) and reports on its sustainability performance. In recognition of the company’s support and contributions, worldsteel has distinguished Ternium as Sustainability Champion for the fourth consecutive year.

Last year, the company participated in the Technical Working Group (TWG) of The Net-Zero Steel Pathway Methodology Project. This private sector initiative was aimed at setting a feasible decarbonization pathway for the steel industry based on current technologies and common expectations. The result was a report presented to the Science Based Target initiative identifying the particular features of the sector and common principles for a consistent assessment of the companies’ CO2 emission reduction targets in line with the contribution needed from the sector.

Finally, the company promotes a regulatory framework to ensure a level playing field in its steel markets during the transition to carbon-free technologies through the participation in national steel and industrial associations like Alacero.

Testing our strategy resilience
When designing its decarbonization roadmap to achieve its 2030 target, the company considered the IEA Current Policy and the Sustainable Development scenarios published in October 2020, and the declarations contained in the Nationally Determined Contributions (NDCs) of each country where Ternium has steelmaking facilities. General commitments made by each country were assessed to have a high probability of materializing and therefore constitute a base scenario for planning. For example, within Mexico’s NDCs commitments, there is a pledge to accomplish 30% participation of renewable energy by 2050. Ternium’s Decarbonization Roadmap is more ambitious and considers an increase in the use of renewable energy at its Mexican steelmaking operations of 37% by 2030.

Other scenarios designed by international institutions are also considered in Ternium’s climate change strategy, specially when assessing climate change risks. The physical scenarios published by the Intergovernmental Panel on Climate Change (IPCC) particularly business as usual scenario and IPCC

40. Ternium

Climate change governance

BOARD OF DIRECTORS
CHIEF EXECUTE OFFICER
DECARBONIZATION MANAGEMENT COMMITTEE
Quarterly meetings
Performance review and progress on Ternium's roadmap
Resource and investment issues
Changes in legal framework and new technologies update
CRITICAL RISKS COMMITTEE (CRC)
Quarterly meetings
Identification and assessment of critical risks
Follow up of mitigation and action plans
Every year
Critical Risks report to top Board of Directors

Representatives Concentration Pathway (RCP) of 4.5 Celsius degrees (intermediate scenario), and RCP 8.5 Celsius degree (extreme scenario) were used in a third party assessment to determine the vulnerability to climate change effects of Ternium’s operational sites. The study, focused on Ternium’s operations in Mexico, was concluded in 2021 and we expect to extend it to the rest of Ternium’s facilities during the coming years.

Identifying and assessing climate-related risks and opportunities

Under Ternium’s Risk Management Policy, climate- related risks are identified and assessed at a local level with the participation of the environmental, industrial and planning sectors. All detected risks are classified into a risk matrix considering both the economic and reputational impacts, and the probability of occurrence. The risks classified as critical are analyzed by a special committee led by the CEO where mitigation plans are presented to manage the company’s risk exposure.

In connection with the transitional climate-related risks, the company regularly assesses the impact of changes in GHG emission policies. Government initiatives to reduce GHG emissions, such as the introduction of a carbon tax or carbon-pricing systems, the adoption of “cap-and-trade” systems or other measures to induce the replacement of fossil fuels by renewable energy sources are increasing worldwide as nations work to comply with their environmental commitments. The current policies in force in the countries where Ternium has industrial facilities do not

41. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

42. Ternium

require Ternium to pay carbon taxes. However, future regulatory changes could eventually increase the company’s operating costs. As an example, the 2017 tax reform in Argentina introduced a tax on certain fossil fuels. Natural gas, considered the transitional fossil fuel to decarbonization, was excluded and metallurgical coal and petrochemical coke were exempted as long as they are used as part of an industrial process other than for energy generation. Similarly, in 2013, Mexico approved carbon taxing rules applicable to fossil fuels and set a zero tax on natural gas.

The company also monitors the economic impact of natural disaster scenarios, such as hurricanes, cyclones, droughts, floods and fires or extreme weather conditions. For example, in 2020 and 2021, iron ore supplies to our operations in Argentina from Brazil’s mines in the Pantanal Region (Mato Grosso do Sul state), which are barged down the Paraguay and Paraná rivers, were disrupted as this waterway recorded very low levels. To avoid operational disruptions, the company has worked on improving its management of iron ore inventories including new river transportation strategies and the development of new supply agreements to secure alternative sources.

As extreme weather events become more frequent all over the world, the company is strengthening the analysis of their possible implications and the probability of their occurrence. For more information about risk factors, please refer to Ternium’s 20-F Form for 2021.

Product development roadmap
We are working in the company’s new product development roadmap, aimed at increasing our offering of sophisticated, resistant and lightweight steel products for low-carbon economy applications as part of Ternium’s strategy to take advantage of energy transition opportunities.

In the field of renewable energy, through close partnership with plate producers, we developed high quality structural steels for windmill towers and supplied galvanized steel to manufacturers of solar panel supporting racks in Mexico and Argentina.

Increasing our CO2 capture & usage capacity in Mexico

In 2021, we concluded the first phase of our project to increase the CO2 capture and usage capacity at our Guerrero and Puebla facilities in Mexico. As a result, the annual CO2 capture and usage capacity went up to 284 thousand tons.

We expect to continue increasing capacity as we deploy the second phase of this project in the next two years.

34% INCREASE IN CO2 CAPTURE AND USAGE CAPACITY IN 2021 from 2018 baseline

Our new hot-rolling mill at Ternium’s industrial center in Pesquería in Mexico has the technology required for the production of steel suitable for the manufacturing of electric vehicles, supporting the automotive industry’s efforts to increase its participation in the US annual sales volume by 2030. For the construction sector, we are designing a new family of sustainable coil coated steels combining eco-friendly components and energy saving solutions.

Finally, as solutions for reducing carbon emissions worldwide advanced, we find new opportunities in developing new grades of steel for CO2 storage facilities and hydrogen conduction pipelines.

43. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

Ternium’s carbon footprint

In 2021, Ternium’s direct CO2 emission intensity, scopes 1 and 2, was 1.7 tons of CO2 per ton of crude steel production, relatively in line with previous years. The company’s CO2 emission intensity rate continues to be lower than the average of the steel industry, and we expect it to start showing improvement once the ongoing decarbonization projects are fully operational in 2025.

During 2021, we concluded the first phase of our CO2 capture and usage project at the Guerrero and Puebla facilities in Mexico. Since then, we have launched the second phase at the Guerrero unit. When completed, this will result in a total CO2 capture & usage capacity of approximately 400 thousand tons per year.

We have also launched a project at our slab facility in Rio de Janeiro, Brazil, to increase the scrapyard processing capacity and the scrap rate in the metallic mix, with the aim at reducing the CO2 emissions rate from steelmaking operations in this location.

To better assess our carbon footprint and the impact of our programs, we systematized the monthly monitoring of CO2 emissions of the steelmaking sites. We are currently working on extending the boundaries for CO2 emissions metrics under the GHG methodology and obtaining a third-party verification.

Energy management

As part of its environmental and energy management system, Ternium continuously seeks for improvements in the use of energy at its facilities. Energy supply is managed with the aim at achieving a circular economy and reducing CO2 emissions.

Depending on the technology, our power plants in Brazil and Argentina use recovered residual fuel gases from iron and steel production processes like Blast Furnace gas (BFg), Basic Oxygen Furnace gas (BOFg) and Coke Oven Gas (COg) and residual heat from coke making heat recovery systems.The power plant at our Rio de Janeiro facility supplies energy to the steelmaking process and sells surpluses to the Brazilian national grid.

Also in Brazil, we are reducing natural gas consumption by using biomethane obtained from solid urban waste. The biomethane substitution rate from fossil natural gas was approximately 13% in 2021, turning it into a flexible and renewable energy source.

In Mexico, our main electricity supplier is Techgen, a combined cycle power station owned in association with Tenaris and Tecpetrol. Electricity generated by this power station commands a reduction in Ternium’s scope 2 emissions of approximately 6% compared to the utilization of electricity from the national grid. In 2021, Ternium purchased, through Techgen, clean energy certificates representing 11% of total electricity consumption from that supplier.

Considering the electricity supply configuration for all of Ternium’s steelmaking sites, in 2021 20% of the electricity purchased by the company came from green energy sources, according to a market-based approach calculation. We expect to consume 40% of renewable energy by 2030.

Committed to continuous improvement
In 2014, the company set up an energy efficiency program with the aim at identifying opportunities for energy savings and developing projects to reduce energy consumption, including technological upgrades and energy recovery.

Under this program, the company has already implemented 475 projects with an investment of $38.4 million that resulted in an annual reduction of approximately 430 thousand tons of CO2.

44. Ternium

2021 Ternium’s steelmaking routes
MAIN PRODUCTION INPUTS				CRUDE STEEL PRODUCTION

1. Iron ore 2. Coking coal 3. Pulverized Injection Coal (PCI) 4. Natural Gas	BF Blast furnace	BOF Basic oxigen furnace	CC Slab continuous caster	63%

1. Iron ore pellets 2. Natural gas 3. Electricity	DRI Direct reduction iron plant	EAF Electric arc furnace	CC Slab and billet continuous caster	30%

1. Scrap 2. Electricity		EAF Electric arc furnace	CC Billet continuous caster	7%

In 2021, we optimized the heat recovery process in our blast furnaces in Brazil, made improvements to the EAF burners in Apodaca, Mexico, and recently installed solar panels for the corporate building at the Universidad facility in Mexico.

Moreover, the company has recently signed in Mexico an agreement with the National Commission for Efficient Energy Use (CONUEE, its acronym in Spanish) for the execution in the next three years of several projects to improve energy efficiency at the Guerrero facility. The Energy Efficiency Program contemplates energy savings for up to 84,237 MWh and CO2 emissions reductions of more than 19 thousand tons per year.

The company expects to continue working in new opportunities to improve energy consumption and to extend the ISO 50.001 certification to its Mexican steelmaking sites and finishing facilities.

45. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

Re-use of waste waters

Ternium constantly looks for new ways to reduce freshwater use in sites where water is scarce.

According to the World Resources Institute’s aqueduct software, our Mexican facilities are in extremely high water stress areas. To reduce environmental impact and support the community, the company uses third-party treated water, mainly sewage water, when feasible.

This principle is embedded in the design of our facilities: Pesquería greenfield facility uses sewage water for 96% of its water needs.

The water received from third-party is treated at the company's water plants to improve its conditions and then used for cooling purposes and at different stages in the production process.

46% OF THIRD-PARTY WATER INTAKE in 2021 (mainly sewage water)

Water management

Ternium’s water management strategy is designed on a case-by-case basis according to the specific water supply criticality at each site where it operates. The company continuously incorporates state-of-the-art technologies to improve water management and water discharge monitoring systems.

Proper use of water, as a key resource, is carefully considered when designing every new facility. For example, our industrial center in Palmar de Varela, Colombia, inaugurated in February 2021, was designed with a 100% closed circuit: the facility’s water intake is used only for replenishing purposes due to evaporation and is sourced from third-party.

Water withdrawal and the availability of surface and groundwater supply is different in each country where Ternium operates. Based on the company’s assessment of overall water-related risks, according to the water risk atlas of the World Resource Institute (WRI), our steel facilities in Mexico are located in a water stressed area.

Over the years, Ternium has developed specific strategies to minimize water usage at its Mexican steelmaking facilities, where it has achieved a water withdrawal intensity of just 3.2 cubic meters per ton of steel produced in 2021.

We have also consistently increased the use of third-party water mostly sewage water. As a result, the participation of third-party water in Mexican facilities’ water intake reached 46% in 2021 and only 1% was considered potable.

Ternium’s total water intake is mostly use for steam generation and cooling purpose. Around 94% of total water withdrawal is cleaned, cooled and returned to source so, the company's consumption, defined using worldsteel’s methodology as the difference between water intake and water discharge, is really low.

46. Ternium

Wastewater discharge
The company permanently monitors wastewater discharges in compliance with local environmental regulations. All facilities measure water quality considering numerous physicochemical and bacteriological parameters.

Over the years, we have incorporated state-of-the-art technologies and monitoring systems that improve the quality of, and reduce, water discharges. In 2021, we continued improving the water treatment plant that separates particulate matter resulting from cleaning of BOF process gases in the San Nicolás facility in Argentina. The system was updated to achieve higher efficiency and extract higher quality slugs at early stages.

During 2022, we expect to incorporate new filters with the aim of increasing the slug capture. The sludge derived from the wastewater treatment is used in-house in the sintering process or sold to the cement industry transforming a waste material in an useful input for both industries.

In addition, we will continue to strengthen the entire effluents treatment and control system at our Rio de Janeiro unit in Brazil with a direct continuous measurement system and enhancing the re-used of treated water.

The company continuously incorporates state-of-the-art technologies to improve water management and water discharge monitoring systems.

47. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

48. Ternium

Material efficiency

In Ternium, we continuously develop strategies to maximize the use of co-products and reduce the production of waste. Co-products mainly include blast furnace and steel shop slag, iron oxide and chemical substances. We believe that the recovery and proper use of co-products is central to the application of circular economy concepts in the steel industry’s value chain.

The use of co-products reduces the consumption of raw materials and energy, with a positive effect on carbon dioxide emissions and waste generation. All the steel scrap generated in Ternium’s facilities is recycled.

In addition, the company purchases steel scrap generated by other steel processors in its value-chain, as well as steel scrap gathered by recyclers. In 2021, Ternium recycled 3.1 million tons of steel scrap to produce new steel with all its properties, representing 29% of its total crude steel production.

The granulated slag generated in the blast furnaces is sold to the cement industry. The re-use of granulated slag as a substitute for clinker enabled carbon dioxide emission savings in the cement production process of 970 thousand tons in 2021. The slag generated in the steel shop is also used to consolidate roads and as soil enrichment. In March of 2022, the company delivered 40 thousand tons of recycled aggregate slag to pave the Santa Cruz industrial district main access roads in Rio de Janeiro, Brazil.

In addition, Ternium has sinter and briquetting facilities that allow it to recycle different materials captured by its air and water cleaning equipment, including iron ore fines, coal, lime and dolomite.

The dust generated by the electric-arc furnaces at Ternium’s Guerrero and Puebla units, Mexico, is transformed into Mix Rock®, an innovative co-product developed and registered by Ternium. Mix Rock® enables the re-use of EAF dust and slag as a substitute for iron ore in the clinker production process at the cement industry. In 2021, Ternium sold 128 thousand tons of Mix Rock®.

The processing of metallurgical coal for the steelmaking production process yields significant volumes of residual gases. In Argentina, the company uses gases stemmed from the distillation process in the coking batteries to obtain chemical products like tar and benzol and sells them to third parties.

All these processes have enabled Ternium to achieve a material efficiency rate of 99% at its steel operations in 2021, with 4.8 million tons of co-products generated and 130 thousand tons of waste sent to landfill.

Air quality

We are currently enhancing our air quality monitoring systems and continuously investing to improve environmental performance.

In 2021, the company undertook a series of infrastructure projects at the Guerrero unit in Mexico to suppress dust emissions as a consequence of different materials handling: silos for collection and storage of DRI and the construction of a dome in the iron ore yard. Ternium is also advancing a project at its steel shop in the San Nicolás unit in Argentina to further enhance its environmental performance by incorporating cameras and monitoring systems to strengthen their environmental management and operational control.

The company is applying the latest technology available for real time air quality monitoring. LiDAR (Light Detection and Ranging) technology is currently being tested at the San Nicolás unit in Argentina and at the Rio de Janeiro unit in Brazil, to assess site emissions with greater accuracy and flexibility using laser technology and setting virtual monitoring stations that allow the company to have real-time information about air quality.

Life cycle and environmental product declarations

Ternium assesses the life cycle of its steel products and participates in worldsteel’s life cycle assessment (LCA) initiatives to help document and improve steel

49. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

product’s environmental footprint. A steel LCA involves, among other indicators, a thorough inventory of the energy and materials that are required across the industry value chain, according to ISO 14040 and 14044 standards, to determine the greenhouse gas emission impact of steel products. As of year-end 2021, Ternium’s LCA inventory reporting encompassed 92% of our crude steel production.

Certain customers required the assessment of the environmental impact of steel products. As a result, the company has developed environmental product declarations (EPDs) of eight products families. More information on Ternium’s EPDs is available on our website (https://mx.ternium.com/es/sustentabilidad/epd).

Biodiversity care

Sepetiba bay
Ternium’s Rio de Janeiro unit is located near a coastline area at the Sepetiba bay in Brazil, where it has its own port. The company has a broad strategy to protect the fauna and flora of the bay, including 160 hectares of mangroves. Of note among other initiatives, Ternium promotes and sponsors a project, carried out by the Universidade Federal do Rio de Janeiro and the Instituto Boto Cinza, to study a dolphin specie that inhabits the bay, the boto cinza, considered essential to the ecosystem balance. Through an innovative tracking and tracing system, scientists asses the specimens health status and learn more about their behavior, to act on the preservation of this species.

Iberá wetlands
Ternium collaborates with the projects of the Rewilding Argentina Foundation at the Iberá wetlands, a protected area located at the northeast of Argentina. These projects have been incorporated into National Geographic Society’s Last Wild Places initiative. They seek to reintroduce in the area species that are considered endangered, such as the yaguareté, a kind of jaguar, and the giant otter. In 2021, the company contributed with steel products to build a new shoreline pen for the second couple of giant otters and we are currently awaiting approval from the National
Parks Administration for an expansion plan of the yaguareté pen. In addition, Ternium participates in the Entrepreneurs by Nature project aimed at improving food security and promoting local entrepreneurship through family agricultural production. The objective is that families can be self-sustaining and that, in the future, they can generate enterprises linked to tourism.

Increasing green areas at our facilities
As part of its restoration works at decommissioned mines, in the last five years Ternium has planted approximately 400,000 trees. Reforestation works have taken place at former mining operations in the Mexican states of Colima, Jalisco and Michoacán, and involved more than 20 species that are native to the low rain forest.

In August 2021, the company initiated a reforestation project at the Guerrero unit in Mexico. Old structures where demolished creating the opportunity of increasing the green areas at the site.

Ternium’s preservation works
Ternium performs field works aimed at preserving local biodiversity before starting the construction of new facilities and carries out a continuous control and surveillance program in areas intended for conservation in its steel and mining operations. The company defines various areas of ecological connectivity between its terrain and the natural ecosystems, develops rescue programs to release wildlife in those areas and install wildlife connectivity gates for reptiles, amphibians and small mammals.

In 2021, worldsteel recognized Ternium for four consecutive year as a Sustainability Champion. The company was also distinguished for its support and contributions to worldsteel’s initiatives to reduce carbon dioxide emissions under the Climate Action Recognition Program.

50. Ternium

51. Sustainability Report 2021

Key Figures

EMISSION INTENSITY (SCOPES 1+2)(1) TONS OF CO2 EMITTED PER TON OF CRUDE STEEL PRODUCED

TERNIUM’S MEXICAN FACILITIES WATER INTAKE (2) MILLION CUBIC METERS

(1) Energy and emissions figures include only Ternium’s steelmaking sites and are based on worldsteel’s sectoral approach methodology, according to ISO 14404 and GHG protocol. Scope 2 emissions were calculated using local-based (Tier 2) and market based (Tier 3) emission factors when applicable but without considering the volume of clean energy certificates purchased by Techgen that would have reduced 8% Ternium’s scope 2 emissions. Scope 1 and 3 emissions were calculated using Tier 3 emissions factors calculated from specific site measures for main raw materials as well as upstream emission factors provided

ENERGY INTENSITY(1) GIGAJOULES CONSUMED PER TON OF CRUDE STEEL PRODUCED

INVESTMENTS IN ENVIRONMENT AND ENERGY $ MILLION

by suppliers. The percentage of gross global Scope 1 CO2 emissions that are covered by GHG emissions regulation or program for 2021 was 39%. Ternium’s carbon footprint includes only CO2 emissions, as the emission of other greenhouse gases is negligible.

(2) Ternium’s Mexican facilities water intake corresponds to the steel segment while water intake intensity is calculated only for steelmaking sites.

52. Ternium

Environment and Energy Policy

– – – – – – – – – – – –	Ternium is an integrated steel company committed on preserving the environment.
Its goal is to achieve the highest standards in environmental and energy performance as a basis for sustainable development throughout its operations in regards to company employees, the community and future generations. The company has committed to develop a high-quality performance, integrated and eco-efficient production system based on continuous improvement.

Caring for the environment is a fundamental value, and its principles are the following:

Compliance with the applicable legislation, as well as any voluntary agreements in relation to environmental protection and energy use, consumption and efficiency.
All levels in each area, throughout the company, are responsible for the results of environmental protection.
The commitment of all our personnel is essential, as is the training provided.
Environmental protection and energy efficiency are responsibilities of Ternium’s staff as well as of its subsidiaries, suppliers and contractor personnel.
Environmental and energy dimensions are an integral part of the company's management processes.
Continuous improvement in environmental and energy performance is actively promoted throughout the company, in addition to all the efforts necessary to achieve the objectives and established goals.
Pollution must be prevented at the source, controlling the most significant environmental aspects of our operations and minimizing their impacts and risks.
Promoting the acquisition of energy efficient products, technologies, services and implementing projects that enhance our energy performance.
Use energy and natural resources efficiently.
Encourage the use of best technologies and practices, as well as renewable energies, when feasible.

In each company, everyone is responsible for environmental and energy management:
The company supplies the means and resources to enable compliance with this policy, thereby supporting the sustainability of all operations, depending on the operations context.
All persons entering company facilities, such as own personnel, suppliers, contractors and customers, must comply with this policy.

The company seeks to share these principles throughout its value chain and across the communities where it operates, to promote the protection of the environment, encourage the efficient use and consumption of energy resources and foster an open dialogue with stakeholders.

This Policy applies to Ternium and its subsidiaries. It will be actively disseminated with a view to ensuring compliance throughout the organization.
June 2018

Máximo Vedoya CEO Ternium

53. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

Realizing our People’s Full Potential

We aim to be an equal opportunity and equal treatment organization that promotes industrial and technological excellence.
SUSTAINABLE DEVELOPMENT GOALS

Ternium has become a leading flat steel producer in Latin America by virtue of its main asset: a team of committed, innovative, industrious, diverse and highly qualified individuals. We rely on the talent and determination of our people to shape our company in the years to come.

Transforming the way we work

Over the last few years, the company has adapted to changing working trends by incorporating more flexibility in working schemes and promoting greater interaction between employees from different regions. The basis set by our long-time flexible working program allowed us to rapidly adapt to the restrictive measures set as a consequence of the COVID-19 outbreak and to carry out our business in all locations without affecting our high performance levels. Ternium made technological upgrades to its servers and home office equipment to ensure suitable conditions for remote work.

The disruption and uncertainty brought by the pandemic continue to affect the way we think about face-to-face interactions, work-life balance, and the impact on people’s performance. As a result, in 2021 we launched the New Way of Working program based on a new work-life paradigm supported by hybrid work and learning opportunities. The key concept of this work modality is responsible autonomy, focusing on achieving objectives and productivity rather than on physical location and leaving to our people the decision on the best way to execute a task, whether at the office or at home.

Commensurate with the change in how people work is the transformation of the workplace itself, as people return to the office with new health and safety protocols in place. As part of the program, we are rethinking our workspaces to become more appealing for teamwork and group activities. We have already introduced changes at our corporate building at the Universidad facility in Mexico and a pilot project is currently under execution in some of our corporate offices in Buenos Aires, Argentina.

54. Ternium

Goals	Actions

Shape an appealing working environment Enhance employees’ skills Promote a culture of industrial and technological excellence Foster innovation Implement succession plans for key positions	– – – –	Development of a new working culture combining the positive aspects of traditional onsite work and new remote work alternatives
Reshaping our organizational structure with a focus on high added-value tasks
Adoption of new career development plans to ensure that adequately skilled employees achieve key positions
Reassessment of Ternium University’s training programs, based on career requirements, to achieve an up-to-date and more effective offering

Be an equal opportunity and equal treatment organization
Increase diversity at Ternium’s management positions and Board of Directors
Engage the communities and the supply chain under a concerted strategy to empower women
– – –	Endorsement of United Nations Women’s Empowerment Principles (WEPs)
Long-term plan to increase women participation at management positions
Consolidation of the corporate programs: Lean In Together initiative and Maternity Mentoring

Global working trends and technological breakthroughs have also had an impact on how we pursue people’s engagement to the company, the way we execute daily chores and the quest for reshaping our talent management into higher value-added tasks. With a new Global Shared Service area, we are currently working on four projects: the introduction of IT solutions in our communication devices, allowing real-time responses on different human resources concerns, a standardized onboarding-off boarding process throughout our locations, the use of analytics based on past events, and Robotics Process Automation (RPA).

We are at the pilot stages of a chatbot tool incorporated into our internal corporate chat software to improve our employee's assistance. The chatbot is programmed to respond to over 80 different situations in Spanish and Portuguese, connects with Ternium’s human resources department systems, and incorporates personalized settings in line with our Diversity and Work Environment Free of Harassment policy. Once operative, we expect to extend the implementation of this tool to cellphone devices and increase the response range to over 400 different inquiries.

We are also considering using data analysis across our processes to better assess possible outcomes based on people’s past behavior and design effective strategies. The intention is to ensure people’s safety, anticipate career development needs, and focus on training requirements.

We expect the implementation of these solutions to speed progress during the coming years, leading to a better working environment and enhancing the overall performance of our people.

55. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

Promoting Ternium’s industrial and technological excellence

Ternium’s long-term performance relies on the development of specific competencies and skills for each position by existing and new employees and by carefully planning a succession and continuity process. The definition of the training activities and contents across our locations, the management of partnerships with universities and educational institutions, and the development of joint projects within the company are currently centralized under Ternium University.

Due to the pandemic, we redesigned most of our contents into an online format and replaced face-to-face experiences with synchronous and asynchronous activities. In addition, we completed the development of an easy-to-use online TU platform, allowing employees to follow up on their educational path and choose from a broad offer of in-house and external courses. During 2021, more than 15,000 employees interacted at least once and over 8,000 people interacted monthly with Ternium University’s platform. The tool was well received by our employees and the average satisfaction rate on the courses delivered reached 80/100 points.

As on-site courses became less common, difficulties in reaching the same audience as in the past were higher. To counter this trend, the company set the Weekly Training Hour program for salaried employees, ensuring the achievement of training goals for each function through effective management of the time allocated to training activities.

In addition, Ternium has strengthened its career development program by introducing a competencies model with a three-way approach: aptitudes related with Ternium’s culture (“I am Ternium”), features associated with leadership (“I am a Leader”) and

Ternium partners with universities and offers purpose, training and a strong corporate culture.

56. Ternium

specific technical knowledge needed for a given role
(“ I am an Expert”). As an integrated strategy, this competencies model is the cornerstone of the managerial and technological career pathways within the company.

Redesigning Ternium’s training program for global trainees and global professionals
Based on the new competencies model, we have divided our Young Professional Program into a Global Trainees and a Global Professional program. In these programs, each participant receives customized training activities, with online and on-site formats as well as networking activities. Participants are assigned to specific positions aimed at helping them develop expertise in desired fields. The programs also include a mentoring system with group and individual interactions, and an upward feedback system. Focused on attracting young talent, we have reduced the duration of these programs from six to four years and the networking activities include more visits to the industrial facilities across regions and international experiences.

Other training programs
The company is constantly working on developing the necessary and expected skills for managerial positions. To achieve this goal, we launched the Global Leaders Executive Program for top management in partnership with Wharton Business School (University of Pennsylvania) and expect to deploy a Leadership Development Program addressed to middle management in the second half of 2022. We also work with recognized universities in the different countries where we operate to offer our employees specialized second-cycle degrees applied to the steel industry.

In addition, our senior employees with more than 4 years of experience participate in the Senior Development Program, which includes topics like industry 4.0, diversity and inclusion as well as management tools. Over 300 employees have completed this training.

Besides custom-made programs, all salaried employees have the opportunity to participate in open training courses on trending topics like design thinking, business analytics, agile workshop and storytelling.

Ternium University, key to the development of our people

The company continually seeks new ways of strengthening its employees’ skills and building up a shared vision on key topics across its business units.

Within Ternium University’s platform, we address four pillars of the company’s long-term sustainability: health and safety, quality and R&D, environment and diversity, equity and inclusion.

Users find explanatory videos on the company’s policies and procedures, courses on regulations and international standards, and training sessions where the participants share their knowledge and experience.

Since we are present across the Americas, the material is available in Spanish, Portuguese, and English.

98% OF TOTAL WORKFORCE received training on environmental topics at least once
98% OF TOTAL WORKFORCE received career- or skills- related training in 2021	88% OF TOTAL WORKFORCE received training on preventing discrimination and human rights violations

57. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

58. Ternium

We also offer English, Spanish and Portuguese language courses guided by instructors or online training.

Fostering performance improvement

The individual performance of salaried employees and management is assessed annually through a formal performance assessment process. The results of the evaluation process drive different aspects of the career, such as compensation and career development, training requirements and performance improvement opportunities. A performance assessment process based on a measurable set of objectives aims at helping our employees have a positive working experience and relationship with their leaders. Ternium’s performance assessment process is integrated to the company’s human resources IT system, which includes each employee’s objectives under a 360-degree approach. This is a key component of the process ensuring that everyone’s goals are in line with the company’s objectives and guarantees transparency and fairness in the assessment of each employee’s work throughout the year.

The performance assessment process is addressed through a combination of different views: the employee’s own opinion, assessment committees and feedback meetings, as well as mid-year reviews. The system offers employees additional options to provide and receive comments, including the chance of submitting client-supplier opinions related to specific objectives and an upward feedback tool for management positions accessible to the manager’s leader.

Growing from engagement and feedback of our people
The company holds regular engagement, feedback, and communications instances creating the spaces for expressing the company’s strategy and the impact on people’s jobs. CEO live talks and Area Manager talks, online town hall meetings, and Safe Hour meetings at the company’s facilities are some of the mechanisms to get closer to our employees and obtain their views on different matters.

In addition, Ternium periodically commissions confidential surveys to monitor employees’ views on their working experience and the company’s management, leadership and culture. In 2021, the survey went deeper into people’s ideas, beliefs, and feelings with the introduction of an engagement score that tries to encompass their sense of belonging and pride in the company. There was a response rate of 90% among professionals who answered eighteen questions, showing an engagement score of 76 points.

Action plans based on the results of each topic and more than 4,500 comments received will be developed in the next years to improve employees’ experience and overall labor climate.

Building an equal opportunity and equal treatment organization

Ternium has adopted policies on Human Rights and Diversity and Work Environment Free of Harassment, which guide our efforts in managing talent and attracting and retaining motivated employees. Ternium is an equal opportunity employer and aims to foster a workplace environment that attracts and develops talents across all genders, nationalities, generations, cultures, religions and backgrounds, respecting and valuing individual differences. This principle is incorporated as from the early stages of recruitment. For example, to ensure equal treatment in the selection process, the company uses a gaming software that assesses logical and technical knowledge and reduces human bias. Furthermore, the company has set a Code of Conduct that forbids unlawful discrimination in employment relations and ensures that any person has the right to be considered for a new position strictly based on the skills required for it.

Over the years, Ternium has grown increasingly diverse. Argentines, Brazilians, Colombians and Mexicans comprise the largest share of the company’s team members, yet a total of 27 nationalities are represented

59. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

Taking action in gender equality

In Ternium we are committed to increasing female participation in all our clusters. We are actively working at the base of our organizational structure to increase the number of female candidates for managerial positions.
Our talent recruiting procedure has been reviewed

to get closer to female students and increase their presence in our global trainee programs.
In addition, we are strengthening women’s career development with programs that improve the balance between work and personal life.

40% FEMALE SALARIED EMPLOYEES under 30 years old (2021)	22% OF FEMALE PARTICIPATION at Board of Directors (2022)

in Ternium’s staff. In 2021, 57% of the company’s local management positions throughout the organization were held by nationals.

Through the years, we have been trying to identify best practices in fostering equity and inclusion and incorporated them into our policies and our human resources programs. In 2021, the Human Rights Campaign foundation recognized Ternium for the second time as one of the best places to work in Mexico for the LGBT community. The Human Rights Campaign certification in the private sector evaluates on an annual basis the company’s commitment to equality through its actions and the policies and procedures set in place in favor of equity and gender identity, sexual orientation and inclusion.

In May 2021, Ternium embraced the Women’s Empowerment Principles (WEPs) of United Nations. The company aims to raise female participation in its management positions on a long-term basis. To achieve this, we are working on increasing women participation at young professional recruitment stages, supporting our female employees throughout maternity to reconcile personal and professional objectives, and increasing female participation at board level. In 2021, our female employees under 30 years in our salaried cluster increased 24% and female in managerial positions raised 19% compared to 2020. In addition, as part of its commitments under the WEPs, Ternium promotes business practices that empower women among other stakeholders, including those in the steel industry value chain and the communities near our facilities.

Maternity mentoring program
In 2019, the company launched a Maternity Mentoring program as part of its initiatives to accelerate the reduction of the gender gap and foster the participation of women in managerial positions. Focused on strengthening women’s career development and

60. Ternium

Most of Ternium University’s courses and contents are available online, under synchronous and asynchronous activities.

reducing the rate of female employees that leave the company following pregnancy or maternity, the program assists employees and their leaders in planning and managing the transition before, during and after maternity leave. Following a pilot test during 2020, the program has been implemented in Mexico, Argentina, Brazil and Guatemala, with the assistance of a specialized consultancy firm.

Lean In Together program
Under the company’s Diversity+ program, in 2019, Ternium launched the Lean In Together initiative. The project aims to raise awareness of contemporary issues and debate about inclusion and diversity-related topics such as unconscious biases, sexual diversity and gender identity, and the importance of intercultural and inclusive leadership. The Lean In circles are a space for dialogue where attendees from different regions, gender, professional background, and expertise can express themselves freely and promote a reflective dialog about these issues. In 2021, we launched the third generation of
Lean In circles where the community grew to 440 participants and extended to all our locations. In addition, last year, we reinforced the discussion on two specific topics, gender equality and generational interaction, with participants from previous stages of the program.

We are convinced that a safe and inclusive workplace environment will result in a stronger performance of our people and that our people's diversity will result in better and more creative solutions to face modern challenges. Accordingly, all of these initiatives will continue to be a relevant part of our agenda.

Best place to work in Mexico for LGBT

61. Sustainability Report 2021

Key Figures

HEADCOUNT # OF EMPLOYEES

EMPLOYEES TRAINING AVERAGE HOURS OF TRAINING PER YEAR AND EMPLOYEE

Figures for hourly employees and plant supervisors do not include on-site coaching according to the 404.1 GRI standard methodology.

In 2019 with the start-up of Ternium University, we migrated our internal management system to SAP’s SuccessFactor.

HEADCOUNT BY NATIONALITY DECEMBER 2021

PERFORMANCE AND CAREER DEVELOPMENT REVIEW % SALARIED AND MANAGEMENT EMPLOYEES

62. Ternium

HEADCOUNT BY GENDER %, DECEMBER 2021

HEADCOUNT BY AGE %, DECEMBER 2021

63. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

Helping Our Communities Thrive

Ternium has long- standing support programs adapted to the specific agenda of each community where its facilities are located.
SUSTAINABLE DEVELOPMENT GOALS

We believe that an industrial project like Ternium’s can only be sustainable if the communities where we operate grow alongside the company. This is the principle guiding our community programs, which focus on four main fields: technical education, culture, volunteer work and health assistance.

In 2021, Ternium directly invested $17.3 million in its community programs and received a donation of $4.1 million from our controlling shareholder group to revitalize our education programs, as we transition to a post-pandemic environment. Out of a total of $21.4 million, over 40% was invested in our educational programs.

Education as a driving force for change

We are convinced that education is key to achieving prosperous community growth and changing people’s lives by enabling new opportunities.

Over the years, the company has developed educational programs covering the entire school cycle, from elementary to post-graduate, helping children and youngsters fulfill their potential and become active contributors to society. Our educational efforts encompass the Roberto Rocca Technical School (ETRR in Spanish), the Technical Gene program, the AfterSchool program and the Roberto Rocca Scholarships, which comprise various scholarships at different formal educational levels.

During 2021, we strengthened our online presence, worked on redesigning existing educational programs and improved technological tools and infrastructure conditions at our Technical School, as well as at local educational institutions.

Developing high standards of technical education
Ternium inaugurated its technical school in 2016 at Pesquería in the state of Nuevo León, Mexico, with capacity for 384 students and an investment of $32.6 million.

64. Ternium

Goals	Actions

Foster education Promote excellence in STEM education (Science, Technology, Engineering and Mathematics) Support schools and outstanding students	– – – –	Construction and operation of a technical school in Pesquería, Mexico
Reinforcement of technical high schools, including math, technical training and technical internships and projects
Financial awards for academic performance to students (high-school, undergraduate and graduate)
Implementation of STEM education program in primary schools

Support initiatives that strengthen communities near our operations Improve health care systems Sponsor volunteering activities Promote cultural activities and sports	– – – – –	Funding of health care infrastructure and equipment, including a special fund to face the COVID-19 pandemic in 2020.
Construction and operation of a field hospital (COVID-19) in Monterrey, Mexico.
Maintenance and refurbishing of community schools.
Support to vulnerable families in Argentina, Brazil and Mexico.
Sponsorship of diverse cultural exhibitions and events, as well as city races and other sporting activities.

Named after one of the company’s founders and promoter of industrial culture and technical education, the Roberto Rocca Technical School was launched to educate high school students from our communities, using innovative teaching methods and the latest technology in both, classroom and laboratory. In addition, all the students receive scholarships depending on their needs.

During 2020 and until mid-2021, the ETRR adapted its admission process, its curricular content and the internship experience to online formats, to tackle the greatest challenge posed by lockdowns and social distancing measures to traditional teaching methods.
Since then, face-to-face lessons gradually resumed on an alternating basis with online teaching.

In July 2021, 118 students graduated as part of the third generation of our technical school. On average, our students received a 94% scholarship, and six graduates received the Roberto Rocca University Scholarship to continue their education.

The ETRR completion rate of 92% reflects the high level of engagement that the company and the community have towards achieving high standards of technical education.

65. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

Supporting education at all levels
Technical education is an essential part of our community programs. Our focus is to enable the access to education at all levels and to improve the resources and the technology available for learning activities.	We believe that the tools received and the skills learned in technical schools improve young people’s employment opportunities and therefore benefit local communities.

$33 MILLION Invested in our technical school in Pesquería, Mexico (2014-2018).	42% OF COMMUNITY FUNDS destined to educational programs in 2021.	47% INCREASE IN SCHOLARSHIPS For high-school, undergraduate and phd students (2017-2021).

In 2021, we continued to reinforce the Project Based Learning methodology for the development of our ETRR students’ Industry 4.0 skills. The project incentivizes the students to think outside the box and fosters innovation and teamwork, in addition to communication skills. As a result, students presented 293 STEM projects (Science, Technology, Engineering and Math) at the student’s 2021 science fair and two teams from our ETRR earned a place in the national stages at the “2021 World Educational Robot Contest (WER)”.

The ETRR also acts as a link between students and industry. Currently, 98 final-year students are carrying out internships in eleven companies in the region, taking their first steps in the working world, of whom, 35 are assigned to internships related to technological innovation.

In 2021, for the first time, 19 trainees from our ETRR and 22 students from the Tecnológico de Monterrey school (ITESM) participated in the “I week” (Innovation, Imagination and Immersion) where they presented proposals for improvement and innovative solutions to operational challenges at Ternium’s facilities.

Ternium believes that teachers are the cornerstone of the success of the ETRR. During 2021, 24 teachers received 4,105 hours of training on the use of digital platforms and hybrid teaching methods. Teachers’ performance assessment was also redefined through setting a school committee that weights student surveys, field classroom observations, teacher’s conduct and discipline, and their teaching portfolio.

The company continues consolidating the ETRR as an integral part of the community's educational system, offering support not only to students, but also to the community at large. Last year, we introduced an online program delivered by our ETRR teachers to improve math skills at Pesquería’s middle school students.

66. Ternium

67. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

Supporting students in international competitions
In 2021, we promoted the participation of students from TEC University in Monterrey in the international Steel E-Motive competition organized by World Auto Steel. The goal was to design the exterior of the vehicles of the future. The company supported local contestants by sharing its knowledge about steel properties and its applications in the automotive industry. The resulting project won first place.

1st IN STEEL E-MOTIVE Students from TEC university coached by Ternium won the competition

More than 167 students from various middle schools attended on a regular basis. In addition, we continued with our School for Parents program on children educational issues. Looking forward, we pursue to become a certificated technical training center open to the community. The main concept is to extend technical education to young people outside our ETRR that desire to improve their skills and strengthen their employability.

Strengthening technical education community-wide

The Technical Gene program provides schools with infrastructure and equipment, as well as teacher training and on-the-job training internships for high-school students, leveraging the teaching and learning practices and concepts developed in the Roberto Rocca Technical School.

During 2021, we reinforced the support to technical schools, based on three pillars: modernizing their infrastructure by building new workshops and tech-classrooms, providing additional math training courses to teachers and students and enhancing the offer of industry 4.0 courses to students by extending strategic alliances with industrial automation companies.

Regarding infrastructure, four schools were modernized with technology and new learning spaces in Argentina. These included a new tech-classroom with computers and audiovisual equipment, facilitating hybrid-teaching methods, and general infrastructure improvements covering more than 3,000 square meters.
In addition, in Argentina we reinforced the technical school’s labs with simulators to enable virtual reality in technical education, robotics and industrial automation and in Brazil a microscope laboratory was revamped.

During the year, we celebrated a new edition of the Technical Gene Makers competition: with the participation of 51 students from different technical schools in San Nicolás, Argentina, and teachers and professionals from Ternium and related companies, 18 projects were presented. The community selected the “ECO-Ramp” project as the winner, which consisted in the production of access ramps using 3D printers.

We also made an alliance with FESTO company to provide last year high-school students with training and certifications in pneumatics, electropneumatics and PLCs (programmable logic controller). Twenty teachers from UTN University and technical schools from Argentina and Brazil, qualified to run the certification workshops.

To strengthen math contents, we have developed a math training program for teachers. The first pilot was

68. Ternium

In October 2021, the company launched the program in the Japão school in Rio de Janeiro, Brazil, offering STEM-oriented supplemental education for children.

carried out in 2021, and attended by 53 math teachers
from Argentina, 6 teachers from Brazil and 9 teachers from Mexico.

Quality education for the communities
Launched in 2009, the After School program, designed for underprivileged communities, offers non-formal education for children aged six to twelve years-old. The program takes place at the school, after regular school hours, four days a week. The activities have an experiential learning approach to Science, Technology, Engineering and Math (STEM) contents and encourage children to commit to learning and further their personal development in the longer term. With approximately 300 students enrolled every year, the program is being currently run at three schools of Ternium’s communities in Mexico and Argentina and it has been recently launched in Brazil.
In order to share knowledge with other elementary schools from our communities, three international workshops on “Best practices in active learning for primary education” were delivered by experts in education to more than 600 educators from Argentina, Brazil, Colombia, Mexico and Uruguay.

The After School program had a high satisfaction rate among parents. Both in Argentina and Mexico, the average rate resulted in 4.6 points, 5 being the highest possible rate. The parents highlighted the program continuance during the social isolation measures related to the COVID-19 pandemic, the emotional support, and the efforts to preserve the interests of young children in learning.

Encouraging excellence among students
Launched in 1976 in Argentina, the Roberto Rocca Scholarships program was initially designed to benefit

69. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY
the children of Ternium’s employees. Later on, we extended the offer to other students living in communities near our facilities.

The focus of the program is to stimulate academic performance and commitment among high-school students and to promote the study of applied science and engineering among undergraduate and graduate students. In 2021, we awarded 804 scholarships to distinguished high-school students, 369 scholarships to undergraduate students and 10 fellowships to students pursuing their PhDs.

Last year, we improved high-school and undergraduate student’s scholarship selection process by incorporating socio-economic factors. The objective is to focus our efforts on students with economic challenges, with the aim at fostering social mobility.

Culture and tradition to foster diversity and integration

For Ternium, art and culture are a source of innovation as well as a means of celebrating diversity and exploring humanity. We manage our arts programs in the areas of film and photography in a partnership with the PROA Foundation, which in addition to its activities in the community in Buenos Aires, Argentina, provides us with invaluable expertise and experience to guide us in the selection and development of content in our arts programs.

In 2021, Ternium invested $1.1 million in cultural activities and an additional $2.2 million through Rouanet legislation in Brazil. This national law allows companies to apply part of their income tax to fund arts.

During the year, we organized two film festivals in San Nicolás in Argentina. Under the "Ternium from home” program, two concerts were streamed: the Camerata Ducale concert and the Orquesta de Cámara y Ballet by the Asociación Cultural Rumbo, with over 85 thousand views. We also organized a Master Class and a concert called “Postales Argentinas” (Argentine landscapes).
Our traditional December choral concert was moved to
an open-air stage, with the performance of 82 musicians and an audience of more than 400 people.

The company also fosters expression through art installations. In collaboration with the PROA Foundation, last year the company brought the Whirligig installation to the Modern Art Museum of Rio de Janeiro, Brazil.

At our photo libraries in San Nicolás, Argentina and Monterrey, Mexico, we collect and preserve photographic data recording the history of our locations and communities. During 2021, we redesigned the San Nicolás photo library to offer users a better experience and encourage people to review the material on display.

Going further with our communities

Volunteering
We are committed to making a difference and strengthening a sense of pride in belonging to the communities where we operate. Ternium employees and their families regularly volunteer to improve local school infrastructure, joining students, their relatives, schoolteachers and neighbors in communal efforts. In 2021, although the pandemic severely restricted volunteering activities, 262 volunteers served in 3 communities, complying with applicable health and safety protocols.

In Brazil, due to the COVID-19 sanitary restrictions, volunteer works at municipal school Adalgisa Nery, in Santa Cruz, finished in early 2022. The project included structural remodeling and equipment for the educational establishment, benefiting over 560 students.

Sports and a healthy lifestyle
As part of our drive to promote a healthy lifestyle, it is a tradition in our company to organize the 10K Ternium annual local race, together with local institutions. We do so in San Nicolás, Argentina, Monterrey and Colima, Mexico, Rio de Janeiro, Brazil

70. Ternium

71. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

Under its 3, 5 and 10-kilometer modes, runners accumulated kilometers near its place of residence by their own or in small gatherings.

and Villa Nueva, Guatemala. In 2021, we organized the annual race on virtual or hybrid format, according to local restrictions due to the pandemic. Among Mexico, Argentina and Guatemala, over 3,800 people participated in the race and $56 thousand were raised and donated to local institutions.

Health and humanitarian assistance
At the start of the COVID-19 pandemic, Ternium took prompt action to mitigate its impact on its employees and the communities where we operate.

In 2021, the company’s special fund to help our communities face the COVID-19 pandemic was $8.1 million. Our field hospital in Mexico continued to provide assistance to the community as long as it was needed. In addition, we supported the Mexican State efforts to accelerate the inoculation of the general population by hosting 21 vaccination campaigns at our medical facilities (NOVA) and reaching over 250 thousand people.

We have also continued to strengthen medical response capabilities in our communities mainly focusing on the supply of medical equipment and personal protection gear to health centers. In Argentina, we donated a tomograph to the San Felipe Hospital and medical equipment to the Gomendio Hospital for intensive care rooms and COVID-19 special unit. In Brazil, the company renovated the Familia Ernani Braga clinic, which operates as first aid center for over 9.6 thousand people per month. The furnished areas were used to control COVID-19 patients and as a vaccination center for the Santa Cruz community.

72. Ternium

Key Figures

INVESTMENTS IN COMMUNITY PROGRAMS $ MILLION

TECHNICAL GENE PROGRAM # OF PARTICIPANTS
(*) Technical Gene operates at public technical schools, which saw their activity affected in 2020 due to the COVID-19 pandemic.

ROBERTO ROCCA SCHOLARSHIPS PROGRAM # OF SCHOLARSHIPS

AFTER SCHOOL PROGRAM PARTICIPATION # OF STUDENTS

73. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

Strengthening Ternium’s Value Chain

20 years of uninterrupted support to Ternium’s small and medium- sized customers and suppliers.
SUSTAINABLE DEVELOPMENT GOALS

Ternium offers support to small and medium-sized enterprises (SMEs) through a program called ProPymes (by its acronym in Spanish) with the aim at strengthening the industry’s value chain and enhancing competitiveness of suppliers and customers.

ProPymes works on building strong bonds of trust, essential to create an integrated ecosystem, with companies that are committed to their own growth and that of their communities. In Argentina, ProPymes started its work in 2002 with twenty-six participating companies. The program was launched as result of a deep economic crisis in that country, that severely affected several companies in the steel value chain. Twenty years later, it has enrolled over 1,800 SMEs from different sectors throughout Argentina and Mexico. The program promotes links for the exchange of industrial knowledge and management skills, in order to develop a solid and sustainable network between large companies and SMEs. ProPymes seeks to improve the competitiveness of the value chain with a focus on productivity, modernization of industrial facilities and development of new markets for SMEs products.

Ternium considers that strengthening the value chain is part of its role as a large industrial company. ProPymes helps SMEs in reaching their potential through a wide variety of services, including training, industrial assistance, institutional assistance, commercial support, financial assistance, export assistance, and the promotion of actions to improve their environmental performance. Better professional, managerial and financial capacity provides a platform for SMEs to participate competitively in both local and foreign markets. A strengthened value chain encourages, ultimately, the development of industrial infrastructure in Ternium’s main markets, with an increase in steel demand and an improvement in competitiveness.

74. Ternium

Goals		Actions

Improve the competitiveness of our value chain with a focus on productivity	– – – –
Training programs for managers and employees
Assistance in the development of industrial projects and management tools
Support to obtain commercial banks’ financing of industrial projects
Promotion of productive investment by financing SMEs working capital requirements.

Foster import substitution and strengthen the export capacity of SMEs	– –	Assistance in the development of commercial relationships to enhance business opportunities Broad spectrum assistance program for export-led SMEs

Promote a collaborative network in the steel value chain to foster performance excellence	– – –	Engagement of universities, business schools and industrial chambers to collaborate with the program’s initiatives
ProPymes conferences to coordinate the sector’s agenda, and strengthen ties and networking
New program focused on extending best practices on environmental and climate change related subjects

ProPymes assistance services

Training
ProPymes designs and implements an annual training agenda. Course content is continuously updated in order to offer customers and suppliers the best management tools and practices for their employees at different levels. Each year, the program adds new topics to the curriculum to meet an increasingly sophisticated range of needs as SMEs move up the learning curve. Training activities include programs, workshops and seminars led by consultants and professors from the most renowned universities in the region.

In 2021, ProPymes sponsored online training courses for over 4,900 attendants who spent an aggregate of 95,800 hours in class. Training activities are designed according the specific needs for every cluster in SMEs' workforce: management, salaried, and blue collar employees.

Industrial management
The ProPymes industrial assistance service focuses on reciprocal learning and the exchange of experiences on the industry’s best practices in a wide variety of

75. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

76. Ternium

disciplines, such as automation technology, optimization of production facilities, innovation and industry 4.0, quality certifications, development of environmental and safety protocols, human resources management and selection of management systems.

Financial assistance
The financial assistance service is structured in two working lines, direct assistance for investments to enhance productivity and increase SMEs’ installed capacity and coordination with banks and financial institutions to extend financial solutions to SMEs.
The scope of ProPymes’ direct assistance includes the analysis and development of the project and the granting of a working capital loan.

In 2021, Ternium’s SME customers received $19.3 million in financial assistance, mostly as a result of the company’s support for obtaining financing and guarantees from commercial banks or government-sponsored low-cost financing instruments.

Commercial support
ProPymes assists suppliers in the development and certification of new products for Ternium and/or any of its affiliated companies. In addition, it assists SMEs in the process required to become a supplier of large companies, in order to attract new customers from the automotive, oil & gas and other industrial sectors. ProPymes also offers SMEs the possibility of leveraging on the Techint Group’s global network of commercial offices in order to enhance their exports market reach.

Institutional initiatives
The ProPymes institutional assistance program helps SMEs develop an agenda that deepens ties with governmental bodies and communities, and addresses common concerns. Initiatives under this program include strategies aimed at ensuring a level playing field in the local market given the potential threat of unfairly traded imports, those intended for the setting of industry chambers and the development of technical standards for industrial products, and those aimed at enhancing SMEs competitiveness. In addition, we help SMEs set their own corporate social programs through the implementation of a support program for technical educational institutes.

Fostering the design of logistic solutions for the market

Through the ProPymes program, the company participated in the development of a special coil transportation platform created by the Automotive Cluster of Nuevo León (CLAUT, its acronym in Spanish) and two logistic services companies.
The new trailer model, called Big Coil, allows more efficient transportation since it can support heavier coils produced in the new hot rolling mill in Pesquería, reducing the number of journeys and consequently producing lower CO2 emissions.

35 tons COIL WEIGHT

Technical Gene
At the beginning of 2013, one of our community’s program, the Technical Gene, was extended to our value chain through ProPymes, in order to inspire customers and suppliers to replicate the technical schools assistance model in their nearby communities.

The Technical Gene program works under the premise that industrial companies have a key role in promoting quality technical education and a long-term industrial culture, being the bridge between youngsters and employment in the industry. In this sense, it focuses on training teachers and promoting student internships in

77. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

20 Years Adding Value In twenty years of the program, we developed innovative solutions to our value chain needs while adapting to the different circumstances of the economic context				2002		2003

				112	PARTICIPATING SMEs	165	PARTICIPATING SMEs

				LAUNCHING ProPymes was created initially with the participation of 26 companies in the value chain.		SYSTEMATIZATION 4 lines of action: - Industrial - Financial - Commercial - Institutional

IMPROVEMENT OF COMPETITIVENESS	PROMOTION OF INDUSTRIAL INVESTMENT	INCREASE IN EXPORTATION

2004		2008		2011		2013

250	PARTICIPATING SMEs	416	PARTICIPATING SMEs	762	PARTICIPATING SMEs	824	PARTICIPATING SMEs

FIRST ASSISTANCE First industrial assistance is provided and first ProPymes’ loans are granted.		TRAINING Training programs for SMEs’ personnel are incorporated.		SUCCESSION WORKSHOP On its 10th anniversary, the program incorporates a workshop on Protocol and Succession for family businesses.		TECHNICAL SCHOOLS The Technical Gene Program is incorporated to improve students’ education and bring them closer to the industrial labor market.

2015		2017		2018		2021

1199	PARTICIPATING SMEs	1526	PARTICIPATING SMEs	1600	PARTICIPATING SMEs	1823	PARTICIPATING SMEs

PROPYMES LOANS MILESTONE The milestone of $50 million in loans granted to Ternium Argentina’s clients is reached.		NEW BUSINESSES ProPymes develops suppliers and promotes business diversification within the development of unconventional hydrocarbon formation in Vaca Muerta, Argentina.		PROPYMES EXPORTA ProPymes incorporates a comprehensive support program aimed at SMEs with export potential.		PROPYMES ENVIRONMENT ProPymes launches a program to support SMEs in improving their industrial processes, reducing the impact on the environment and achieving a sustainable growth.

78. Ternium

79. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

SMEs. The initiative also seeks to improve the educational infrastructure and equipment of technical schools in the area of influence of SMEs. At the end of 2021, the program had the participation of 45 technical schools from 43 locations, and received support from 58 companies.

Special program for export-led companies
Under the ProPymes Exporta program, launched in 2018, we encourage export-led SMEs to expand their businesses abroad by leveraging on their export potential. Selected companies in the steel industry value chain in Argentina are invited to participate according to their export profile. The program aims at increasing their medium-term export capabilities through a broad industrial, commercial and institutional support programs. In addition, the company finances SMEs' purchases of steel used in the manufacture of export products.

ProPymes environmental program
ProPymes Environment is a new program that aims for the companies in our value chain to implement environmental transformation actions at its production set up to comply with future demand expectations.

The training program is based on the understanding of global commitments and the current regulatory and quality framework, the identification of key management indicators and the promotion of environmentally friendlier products and processes. The purpose of this program is to work with SMEs to raise awareness of the importance of applying greener operating schemes, and to provide assistance based on the needs of each SME in order to achieve environmental improvements.

ProPymes Environment is integrated into the actions of the company in pursuit of a reduction in the intensity of CO2 emissions in steel production.

ProPymes industry by industry
This new ProPymes program aims at working on the challenges faced by companies in the value chain when they plan to open up new markets and incorporate technology (mainly Industry 4.0).

Organized as a workshop among colleagues, the proposal includes a sector analysis aimed at defining shared problems and the business situation, with presentations on the political and economic scenario, sector trends, challenges and opportunities. Additionally, ProPymes assists SMEs in the analysis and implementation of customized solutions.

Developing the SMEs agenda

The ProPymes program plays an important role in advancing the SMEs policy agenda in Mexico and Argentina. Ternium organizes major events under the auspices of the ProPymes initiative, bringing SMEs’ representatives together with government officials, economists and journalists to discuss the sector’s economic context and outlook. In Mexico, the ProPymes biannual event showcases awards for SMEs excelling in diverse areas, including occupational health and safety, logistic services and raw material handling. The occasion also includes a Supplier of the Year award. In Argentina, the event features panels and interviews designed to allow SMEs’ executives share their experiences and lessons learned and in 2021, the event migrated to a mixed format with face-to-face and online guests.

80. Ternium

Key Figures

SPONSORED TRAINING COURSES FOR SMEs # OF ATTENDANTS AND TRAINING HOURS /PER YEAR

PROPYMES’ SPONSORED INDUSTRIAL PROJECTS # OF PROJECTS
(*) Activity in 2020 was affected by restrictions related to the COVID-19 pandemic.

PROPYMES’ SPONSORED TECHNICAL SCHOOLS # OF SCHOOLS

PROPYMES’ FINANCIAL ASSISTANCE $ MILLION

81. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

Delivering Ternium’s Business Strategy

In 2021, Ternium completed its latest expansion program and achieved record levels of profitability.
SUSTAINABLE DEVELOPMENT GOALS

Three main drivers compose Ternium’s business strategy: a focus on sophisticated value-added products, the pursuit of strategic growth opportunities and a relentless quest for competitive industrial operations.

Ternium aims to enhance stakeholder value by further consolidating the company’s position as a leading steel producer in Latin America and a strong player in the Americas, while increasing its differentiation and strengthening its competitiveness.

We believe Ternium has built competitive advantages in its main steel markets. The company’s industrial presence and its network of distribution centers and commercial offices increase Ternium’s ability to offer differentiated logistics and stock management services. In addition, our integrated connectivity platform covering the entire customer relationship process allows the company to provide a better and faster response to our customer’s needs.

Ternium works together with small and medium-sized customers and suppliers in Argentina and Mexico, through the ProPymes program, to help them grow. The prosperity of SMEs and the development of a collaborative industrial network have strengthened the company’s value chain. This effort has led to a virtuous cycle of improved competitiveness, increased exports and substitution of imports by new locally manufactured products.

Ternium’s differentiation initiatives have also included investments in state-of-the-art technologies. As part of this strategy the company has built its Pesquería Industrial Center in Mexico, which currently comprises a recently added hot rolling mill, a cold-rolling mill, two galvanizing facilities and a painting line. To increase its high-added-value product offering, the company has announced new investments at this center comprised of in a cold-rolling mill, a hot-dip galvanizing line, a push pull pickling line and new finishing lines, with a start-up date in 2024.

Complementing its processing technology upgrade, the company has increased its product research and development capabilities to broaden its product range,

82. Ternium

Elements of strategy		Actions

Focus on sophisticated steel products	– –	Launching of new value adding project in our state-of-the-art center in Pesquería, Mexico New R&D center in Mexico to further expand Ternium’s capabilities

Pursue of strategic growth opportunities	– –	Start-up of new hot-rolling mill in Pesquería Launching of a second coil coating paint line in Louisiana, USA

Enhancement of Ternium’s competitive position
Full product range offering
Operational excellence
Differentiated services through a strong distribution network
Attracting and training of talented employees
– – –	Incorporation of state-of-the-art equipment through Ternium’s new investment projects
Coordinated deployment of new technologies and cross implementation of Ternium’s best practices
Offering of just-in-time and short notice supply agreements with consistent quality and delivery compliance
Human resources management measures (see “Realizing Our People’s Full Potential”)

particularly in the high-end steel segment, to better serve its industrial customers.

We believe that Ternium has additional growth opportunities in the USMCA region. In Mexico, increased steel consumption over the last decades gave way to an attractive steel market with significant demand for advanced steel products.

Mexican steel producers cover approximately half of flat steel demand in the country. We believe that Ternium is well positioned to compete with foreign producers and gradually substitute imports, as the company has built a solid differentiation strategy, supported by its unique industrial presence, as well as by its market competitiveness.

The Mexican industrial sector has access to the US and Canadian markets through the USMCA, and to other major economic regions and trade blocks through other free trade agreements. Mexico has privileged conditions to host a competitive and innovative manufacturing sector and its favorable geographic location provides a competitive logistics base to reach every major market.

83. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

84. Ternium

The company also has a direct presence in the U.S. market. Our Shreveport facility in Louisiana is currently equipped with a painting and a galvanizing line and the company intends to improve its products offering by adding a new painting line with annual capacity of 120 thousand tons to start up in 2024.

Ternium has a significant presence in the Argentine steel market, the third largest in Latin America. The country’s manufacturing customers account for approximately half of the local flat steel consumption, providing ample opportunities for the offering of value-added products and services. Ternium is in an unparalleled position to compete with foreign producers in the Argentine market, with a solid differentiation strategy built on its industrial integration in the country that allows it to offer customized products and value-added services.

In Colombia, the fourth largest steel market in Latin America, the company has expanded its capacity, adding a greenfield reinforcing bar facility in Palmar de Varela in 2020. Other facilities with finishing lines and service centers in Guatemala, El Salvador, Nicaragua and Costa Rica allow the company to have a vast presence in the region.

Focus on sophisticated steel products

The incorporation of new technologies, the development of new advanced steel products and the integration of our industrial system are elements of a strategy aimed at increasing the participation of higher margin value-added products in the company’s sales mix.

Ternium’s industrial center in Pesquería strengthened our positioning in the high-end market sector, expected to give way to a gradual substitution of imported steel in key industrial segments. The start-up of our new hot-rolling mill in 2021 represents a technological leap forward in Mexico’s steel production capacity. The

Expanding our product offering in Mexico
We launched new downstream investments in Mexico and the U.S. to increase our product range and better serve our industrial customers. These include a cold-roll mill, a hot-dip galvanizing line and several finishing lines at the Pesquería industrial center in Mexico and a painting line in the US. The startup of these lines is scheduled for 2024 and will represent an improvement of Ternium’s sales mix in these markets.

34% INCREASE in the participation of high value-added products in Mexico announced investments in this industrial center will expand the facility’s advanced high-strength and ultra-high-strength steel production capabilities for the automotive, transport and heavy machinery industries. Our efforts are also focused on developing new products for the oil and gas industry, like steel with improved toughness for high pressure pipelines.

We are also progressing in the development of steel products that fulfill the requirements of the new USMCA rules of origin and a product development roadmap aimed at increasing our offering of resistant and lightweight steel products for low carbon

85. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

New R&D center in Pesquería, Mexico
The new R&D Center in Pesquería, Mexico, includes physical modeling and simulation of industrial processes, robotized testing and full-scale welding process. This center focuses on the research and development of new products		and functionalities, mainly for the design of new microstructures, welding, toughness, fatigue and corrosion for sectors such as the automotive, household appliances and other manufacturing industries.

$8.5 MILLION Investment in new technologies and equipment
	THERMAL AND MECHANICAL SIMULATION	ADVANCED CHARACTERIZATION OF STEEL MICROSTRUCTURE, MODELING & SIMULATION SOFTWARE	ROBOTIZED WELDING AND TESTING

economy applications.The development of substrates for galvanized exposed parts with very high drawability requirements is one of the milestones achieved during the first months of operation of our new hot rolling mill.

To broaden our product range, we have strengthened our product R&D capabilities. The company’s research facilities include laboratories in Mexico, Brazil and Argentina, where we test product performance and simulate production processes. We have reinforced our research infrastructure with the incorporation of a new coking pilot plant in Argentina, the upgrade of a steel corrosion-testing laboratory and the new R&D center in Mexico with the latest equipment and infrastructure to test product performance.
In 2021, we intensified our product development activities to further broaden Ternium’s high-end product portfolio for customers in the automotive, metal-mechanic, home appliance, energy and electric motors industries. We introduced new features to our pre-printed products, providing new coating types according to our customers’ needs, like the resemblance to stainless steel. During the year, we obtained 72 new product certifications for the automotive industry and we expect this to continue increasing in the coming years.

The company also provides technical assistance to its customers through its product R&D area, maximizing the performance of our steel products and the efficiency of the manufacturing processes downstream in the steel industry value chain.

86. Ternium

The new R&D center in Pesquería, Mexico, enabled us to speed up the design of high-end steel products.

Ternium’s new steel bar and coil mill in Palmar de Varela, Colombia is able to offer leading anti-seismic steel products for the Colombian construction sector, with improved resistance and toughness compared to those currently available in the market.

Exchanging and building knowledge with different stakeholders
Our in-house research efforts are complemented with the participation in a broad-based international network of industry consortia, universities and research centers.

Ternium is a member of WorldAutoSteel, an organization comprising some of the world’s major steel producers. We participate actively in the engineering core team of the Steel E-Motive project sponsored by the WorldAutoSteel. The objective is to design two fully autonomous and connected electric vehicles that result in cost-effectiveness, safety, and sustainable transportation solutions, made possible by state-of-the-art engineering and Advanced High-Strength Steel technologies.

We have identified synergies in collaborating with our’s customers in the early stages of their projects. Being able to anticipate the markets’ requirements through joint product development projects with leading industrial companies is key to build strong customer relationships and plan new processes and the incorporation of new equipment and technology.

Ternium also promotes the participation of university researchers and students from some of the world’s most prestigious institutions in projects’ early stages. We engage universities in our research efforts in order to

87. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY
expand and further diversify the company’s research network and capabilities. These research initiatives span the entire production cycle, from primary steel making and metallurgy, to rolling and coating.

Pursuit of strategic growth opportunities

We have a history of strategically growing our businesses through acquisitions and organic growth. We intend to continue identifying and actively pursuing growth-enhancing strategic opportunities to consolidate Ternium’s presence in its main markets and expand it to the rest of the Americas. We also intend to increase our industrial system integration, broaden our offerings of value-added products, and enhance our production and distribution capabilities.

In 2017, Ternium acquired a steel slab producer with facilities located in the state of Rio de Janeiro, Brazil renamed Ternium Brasil. The plant has an annual production capacity of 5.0 million tons of high-end steel slabs, a deep-water harbor and a 490 MW combined-cycle power plant. With this acquisition, total crude steel production capacity of Ternium’s industrial system increased to 12.4 million tons, or by approximately 70%.

The addition of the Rio de Janeiro facility to Ternium’s industrial system triggered the second wave of projects in Pesquería, Mexico. The new hot-rolling mill, which has an annual production capacity of 4.4 million tons and the new downstream lines combined with the steel-making facility in Rio de Janeiro, will enable Ternium to continue increasing its market share in Mexico.

MAX CAPACITY
12,500 slabs total
3 Arrival Bays
EACH ARRIVAL BAY
3,500 slabs
11 wagons capacity
2 cranes + 1 transfer car
This Slab Yard is one of the largest in the
SLAB YARD
1st Autonomous
yard in the World
Slabs supplied by train
Weight: up to 39 tn

A Leap Forward in Steel Processing Capabilities

Through its investment projects, Ternium has been consistently incorporating state-of-the-art technology that has strengthened its industrial system.

88. Ternium

Enhancement of Ternium’s competitive position

In addition to developing a full range of steel products and delivering differentiated services to Ternium’s customer base, we aim to enhance the company’s competitive position by seeking excellence in operational performance.

Our quest for operational excellence relies on the cross implementation of Ternium’s managerial, commercial and production best practices. Ternium has a centralized industrial engineering, automation, OH&S and environmental management area. Focused on capacity utilization, quality and maintenance, this area facilitates the improvement of production processes through best practices, a coordinated deployment of new technologies and access to strong internal technical support.

Ternium’s broad range of value-added products, just-in-time delivery, inventory management and other services offered to customers in major steel markets are supported by the company’s service center, distribution, sales and marketing networks. The company regularly assesses customer satisfaction through client surveys in its main markets. In 2021 average customer satisfaction was 84% in Mexico, 92% in Argentina, and 95% in Colombia.

As Ternium’s industrial system runs on a unified IT platform, our ample range of products and services can be offered to our customer base in a coordinated way. The company has integrated its processes with those of its customers and suppliers through “WebService”, the company’s digital marketplace. Most of our customers’ orders are placed through this platform, which helps them improve their management processes. WebService has also proved its value during the COVID-19 outbreak, as its functionalities enabled customers to operate without the need of personal interaction.

In the medium-term, Ternium intends to further develop its digital platform capabilities, with the incorporation of a new tool able to anticipate customers’ needs based on the utilization of artificial intelligence.

Close to our customers

Ternium sponsors local organizations and events as a way to promote technological breakthroughs and encourage the development of sustainable production schemes in its end markets.

As it does every year, the company recently hosted the ExpoAgro award in Argentina for projects with an innovative approach to increase productivity and operate under sustainable principles.

The award was part of the ExpoAgro event organized by the agribusiness sector. This sector has an important participation in the country’s GDP and represented 9% of Ternium's 2021 shipments in Argentina.

100 THOUSAND people attended the event
70 PROJECTS competed for the award

89. Sustainability Report 2021

COMPREHENSIVE VALUE CREATION STRATEGY

Digital solutions to improve our customer service

The company continuously reinforces its online and digital customer service solutions. In 2021, we developed a commercial chatbot to respond to our clients’ information requirements. The tool uses cognitive artificial intelligence and synchronizes in real-time with the company’s operating systems. It is currently prepared to report on Ternium’s production cycles, customers' orders, logistics details, and account status through our Webservice in Mexico. We expect to extend its implementation to other markets in the coming years.

+19 THOUSAND REAL CONVERSATIONS used to define the chatbot functionalities	21 CUSTOMER EXPERIENCES Interactions available in the tool	ALL TYPES OF TERNIUM’S CUSTOMERS and sales schemes covered

Sustainable procurement
Over the years, Ternium has developed differentiated purchasing strategies focused on reducing procurement costs. While slabs procurement is directly managed by the company, purchases of raw materials and services for industrial processes have been centralized in a company called Exiros.

Created together with our affiliate Tenaris, Exiros combines the purchasing power of both companies. In December 2021, Exiros had nearly 44,000 registered suppliers, of which more than 15,000 were active during the year, with 7,250 supplying Ternium. Exiros procurement services are certified under ISO 9001 standard, ensuring a high level of quality.

When assessing a supplier, we require all our business partners to observe the same high standards we follow internally governing ethical behavior, legal compliance, and health, safety and environmental responsibilities.
Our supplier selection process intends to ensure that all suppliers meet the standards set out in Ternium’s Code of Conduct, and comply with local laws and regulations. Ternium’s Code of Conduct for Suppliers encompasses these principles and their acceptance is mandatory to become a supplier of the company.

In addition to the contractual requirements, Exiros conducts Supplier Health and Safety audits as a prerequisite for the award or renewal of service contracts and works with its suppliers to manage long-term risks.

As of December 2021, Exiros has audited and certified 85% of its active service suppliers classified as high Health, Safety or Environmental risk. The audit is based on Ternium’s standard self-assessment process designed specifically for suppliers seeking to provide services. In 2021, 421 new audits were performed.

90. Ternium

Competitiveness agenda: SMART factory

SMART is the acronym for Social, Mobile, Analytics, Robotics and (internet of) Things. Ternium is making progress in the deployment of new digital technologies that are leading to step improvements in its operating performance. These new solutions are based on the processing and analysis of a constant stream of information and knowledge from its industrial operations (data and events provided by meters, cameras and drones).

In order to support Ternium’s analytics needs across all business functions, we have implemented a Data Lake, a single technological platform that meets all our big data and analytics requirements.

SMART factory applications include a wide array of company functions such as order management, administration, human resources, maintenance, quality, and occupational health and safety. Solutions encompass mobile and remote work; remote assistance (augmented reality); personnel training (virtual reality simulation); the execution of automated administrative processes and tasks (robots); and the real-time autonomous detection of unsafe conducts or situations, the autonomous assessment of difficult-to-access building structures and equipment, and the appraisal of bulk material (automatic image interpretation through artificial intelligence).

SMART factory applications also include the automated handling of steel products in the yards (RFID and WMS), and the prediction of failures in maintenance management (predictive analytics and data correlation). Ternium’s RFID system has been installed at several stockpile yards for identifying and tracking each coil from the moment it reaches the yards until shipment, facilitating inspection procedures, improving inspectors’ safety and reducing operations lead times.

Ternium has thousands of cameras tracking operations in our facilities, as part of an early safety alarm system. Hundreds of those cameras are able to assess distances from suspended loads, moving vehicles and entrapment areas, verify the observance of marked pathways and social distancing, and monitor the use of safety helmets, vests and facemasks. The social distancing and facemask functionalities were implemented soon after the new COVID-19 related protocols were designed.

The slab continuous casters at the company’s Brazilian, Mexican and Argentine facilities use analytics and data correlation technology for maintenance purposes. We plan to apply this technology to the company’s main flat steel hot-rolling, cold-rolling and galvanizing lines to shield strategic equipment and reduce interruptions, thus increasing the reliability of operations and reducing costs.

For training purposes, Ternium has developed virtual reality software on risk perception, crane and secondary metallurgy operations and firefighting. The company expects to incorporate new training subjects to gradually broaden its virtual educational program. To enhance productivity, the company has developed digital replicas of physical assets, processes, people, sites, systems and devices that can be used for various purposes.

Ternium also uses administrative robots running automated processes and tasks in the areas of accounts payable, accounts receivable, sales back office and industrial engineering administration, reducing repetitive tasks formerly performed by employees.

91. Sustainability Report 2021

Consolidating our market position in the USMCA region

Ternium’s strategy focuses on offering sophisticated steel products, pursuing of strategic growth opportunities and enhancing Ternium’s competitive position

Mexico: our main steel market

Over the last decades, the country’s apparent steel use has increased, driven by a dynamic manufacturing industry, and is expected to continue growing	20% INCREASE OF APPARENT STEEL USE IN MEXICO from 2012 to 2021	54% OF TERNIUM’S STEEL SHIPMENTS destined to Mexico in 2021

Growing opportunities

Significant opportunity to grow in the Mexican market based on nearshoring of customers’ supply chains and import substitution	69% OF INDUSTRIAL SECTORS PARTICIPATION in the country’s apparent flat steel use (2021)	52% OF NET IMPORTS PARTICIPATION in the country’s apparent flat steel use (2021)

92. Ternium

Pesquería: Creating a state-of-the-art industrial center

We envisage the Pesquería industrial project with a long-term sustainability approach. Over the years, this industrial center has enabled the company to diversify and improve its offering of more sophisticated steel products.		As we advance on implementing innovative technology at every stage of the production process, we are confident in our capabilities to fulfill the requirements of an increasingly demanding industry.

2013	2019		2021

Greenfield industrial center in Pesquería with cold-rolling and galvanizing lines	Addition of hot-dipped galvanizing and painting lines with the most advanced painting technology in the country	Incorporation of a hot-rolling mill with the latest available technology.	Advanced R&D center to develop new steel products

Looking forward

We continue to expand our industrial center with the recently announced downstream investment program with the aim at broadening our value-added product portfolio and better serving our customers.	This includes a cold-rolling mill, a hot-dip
galvanizing line, a push-pull pickling line and
		finishing lines. The expansion entails advanced high-strength and ultra-high-strength steels production capabilities for industrial customers’ needs.

93. Sustainability Report 2021

2021 Economic & Financial Performance
Outstanding performance in an out-of-the-ordinary steel business environment

In fiscal year 2021, Ternium achieved a record level of profitability and generated significant cash from operations. Net sales were $16.1 billion, including steel products net sales of $15.8 billion on steel shipments of 12.1 million tons, other products net sales of $248.3 million and iron ore products net sales of $526.3 million on iron ore shipments of 3.8 million tons. The majority of the iron ore production was consumed in our operations. Steel revenue per ton was $1,309, significantly higher than in 2020 as a result of a global recovery in steel prices that started in the second half of 2020 and continued during most of 2021.

During 2021, shipments in the Mexican market were 6.5 million tons, an increase of 10% compared to 2020, representing 54% of Ternium’s total steel shipments. Shipments in the Southern Region reached 2.5 million tons, or 21% of Ternium’s consolidated shipments in the steel segment, most of which were destined to the Argentine market. Shipments in the Other Markets region were 3.0 million tons in 2021, or 25% of Ternium’s consolidated shipments in the steel segment. Our major shipment destinations in the Other Markets region are usually the United States, Brazil, Colombia and Central America.

Operating income hit a record high of $5.3 billion, with EBITDA of $5.9 billion. EBITDA per ton reached $485.9 in 2021, increasing $351.7 year-over-year on higher steel prices, partially offset by higher costs of raw materials and purchased slabs. The company’s net income in 2021 was $4.4 billion. Equity holders’ net income in 2021 was $3.8 billion, equivalent to earnings per ADS of $19.49.

Net cash provided by operating activities was $2.7 billion, including a working capital increase of $2.6 billion. In 2021, Ternium’s capital expenditures were $523.6 million, $36.4 million lower than in 2020. Of note during the year were the investments made in Ternium’s new hot rolling mill at the Pesquería industrial center in Mexico. With free cash flow of $2.2 billion in 2021, Ternium reached a net cash position of $1.2 billion at the end of December 2021.

	$940 MILLION Employees	$524 MILLION CAPEX	$1.8 BILLION Taxes
$16.7 BILLION Economic value generated in 2021	$9.1 BILLION Suppliers	$596 MILLION Capital providers
	$10 MILLION Research & Development	$17 MILLION Community

94. Ternium

	2021	2020	2019	2018	2017
STEEL SALES VOLUME (THOUSAND TONS)
Mexico	6,534	5,913	6,305	6,545	6,623
Southern Region	2,503	1,924	1,938	2,301	2,456
Other Markets	3,028	3,523	4,268	4,105	2,518
Total	12,065	11,360	12,511	12,951	11,597

IRON ORE SALES VOLUME (THOUSAND TONS)	3,809.0	3,796.8	3,575.9	3,616.3	3,551.1

ECONOMIC AND FINANCIAL INDICATORS ($ MILLION)
Net sales	16,090.7	8,735.4	10,192.8	11,453.4	9,700.3
Operating income	5,271.1	1,079.5	864.6	2,108.4	1,456.8
EBITDA	5,862.9	1,524.5	1,525.7	2,697.7	1,931.1
Profit for the year attributable to:
Owners of the Parent	3,825.1	778.5	564.3	1,506.6	886.2
Non-controlling interest	542.1	89.4	65.8	155.5	136.7
Profit for the year	4,367.2	867.9	630.0	1,662.1	1,022.9

Capital expenditures	523.6	560.0	1,052.3	520.3	409.4
Free cash flow	2,153.7	1,201.2	595.4	1,219.0	(25.5)

BALANCE SHEET ($ MILLION)
Total assets	17,097.9	12,856.2	12,935.5	12,547.9	12,122.6
Total liabilities	4,862.9	4,413.1	5,220.6	5,063.3	6,269.8
Financial debt	1,479.0	1,722.9	2,188.7	2,037.0	3,221.9
Net (cash) financial debt	(1,155.1)	371.5	1,453.4	1,734.9	2,748.3
Capital and reserves attributable to the owners of the parent	10,535.0	7,286.1	6,611.7	6,393.3	5,010.4
Non-controlling interest	1,700.0	1,157.0	1,103.2	1,091.3	842.3

STOCK DATA ($)
Basic earnings per ADS	19.49	3.97	2.87	7.67	4.51
Proposed dividend per ADS	2.60	2.10	—	1.20	1.10

Alternative performance measures
Non-IFRS measures should not be considered in isolation of, or as a substitute for, measures of performance prepared in accordance with IFRS. Non-IFRS measures do not have a standardized meaning under IFRS and, therefore, may not correspond to similar non-IFRS financial measures reported by other companies.

EBITDA: equals operating income of $1.4 billion adjusted to exclude depreciation and amortization of $146 million in 2021.

Free cash flow: Free cash flow equals net cash provided by operating activities of $1.1 billion less capital expenditures of $122 million in 2021.

Net (cash) debt: equals borrowings of $1.5 billion less the consolidated position of cash and cash equivalents and other investments of $2.7 billion in 2021.

Direct Economic Value Generated: equals net sales plus interest income, proceeds from the sale of property, plant & equipment, other operating income, equity in earnings of associated companies and inflation adjustment results, less other financial losses. “Employees” equals labor costs. “Taxes” equals current income tax expense plus cost of sales and SG&A taxes, less the effect of changes in tax law. “Suppliers” equals cost of sales plus SG&A, less labor costs, depreciation of property, plant and equipment, amortization of intangible assets, allowance for obsolescence, cost of sales and SG&A taxes, R&D expenditures and community investments. “Capital Providers” equals dividends paid in cash to company’s shareholders and non-controlling interest, plus interest expense.

95. Sustainability Report 2021

Key Figures

STEEL SHIPMENTS MILLION TONS

TERNIUM’S STEEL SHIPMENTS BY COUNTRY 2021

EBITDA $ BILLION

96. Ternium

97. Sustainability Report 2021

Integrity is key to Ternium’s long-term sustainability. With ethical behavior and compliance with law as a core company value, we continuously work on building a corporate culture of transparency.

COMMITMENT TO INTEGRITY

Ternium’s Policy on Business Conduct has been widely disseminated among eligible employees.
SUSTAINABLE DEVELOPMENT GOALS

Ternium S.A. is organized as a public limited liability company (société anonyme) under the laws of the Grand Duchy of Luxembourg, and its American Depositary Shares, or ADSs, are listed on the New York Stock Exchange (NYSE: TX). The Company holds controlling stakes in steel companies operating in the Americas. San Faustin S.A. has a 65% indirect controlling interest in Ternium.

San Faustin also has controlling interests in Tenaris, a global supplier of steel pipes and related services mainly for the energy industry, which holds an additional 11% interest in Ternium. In addition, San Faustin controls Tecpetrol, an oil and gas company, Techint, an engineering and construction company, Tenova, a supplier of equipment and technology for iron mining and steel and Humanitas, a network of hospitals in Italy.

Ternium’s shares and American Depositary receipts

The company has an authorized share capital of a single class of 3.5 billion shares with a nominal value of $1.00 per share entitling one vote each. As of December 31, 2021, there were 2,004,743,442 shares issued and outstanding, of which 41,666,666 were held in treasury.

Each ADS represents ten shares. Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement dated January 31, 2006, among the Company, The Bank of New York Mellon (formerly The Bank of New York), as depositary, and owners and beneficial owners from time to time of ADSs of the Company.

ADS holders may not attend or directly exercise voting rights in shareholders’ meetings, but may instruct voting to the depositary bank. Holders of ADSs maintaining non-certificated positions must follow instructions given by their broker or custodian bank.

Shareholders’ meetings
Our articles of association provide that our annual general shareholders’ meetings take place in Luxembourg (or in a foreign country if circumstances of force majeure so require), within six months from the end of the previous financial year. There are no limitations currently imposed

100. Ternium

by Luxembourg law on the rights of non-resident shareholders to hold or vote the Company’s shares.

Board of directors and audit committee

The Company’s board of directors is currently comprised of nine directors. Four directors are independent under the company’s articles of association and applicable SEC regulations. The board of directors has an audit committee composed of three independent members.

The charter of the audit committee sets forth, among other issues, the audit committee’s purpose and responsibilities. These include, with respect to the company’s external auditors, to recommend appointments, re-appointments and removals, to oversee their independence and performance, and to review and approve their fees. In addition, the audit committee reports to the board of directors on the adequacy of the systems of internal control over financial reporting.

Ternium has an Internal Audit area that reports to the chairman of the board of directors and, with respect to internal control over financial reporting, to the audit
committee. The Internal Audit area evaluates and reassures the effectiveness of internal control processes, risk management and governance.

Our corporate values

Ternium has adopted a Code of Conduct incorporating guidelines and standards of integrity and transparency that apply to all directors, officers and employees. As far as the nature of each relation permits, the principles described in the Code of Conduct also apply to relations with our contractors, subcontractors, suppliers and associated persons.

The company’s Code of Conduct also includes guidelines related to the promotion of a healthy and safe workplace environment, respect for human and labor rights, the protection of the environment, our commitment to fair, honest and transparent competition, and the protection of data privacy of our employees and third parties with whom we conduct business.

The company has adopted a Code of Ethics for Senior Financial Officers to supplement its Code of Conduct, which applies specifically to the chief executive officer, the chief financial officer, the chief accounting officer or controller, or other persons performing similar functions. In addition, the company has adopted a Transparency Policy governing relationships with third parties, a Policy on Business Conduct, a Code of Conduct for Suppliers, an Anti-fraud Policy, a Policy on Securities Trading, a Policy on Financial and Accounting Controls, and a Policy on Personal Data Protection.

As a condition of employment, eligible employees (salaried employees and managers, excluding plant supervisors), must acknowledge and commit to comply with Ternium’s Code of Conduct and Policy on Business Conduct.

Business conduct compliance program
Ternium has developed a Business Conduct Compliance Program with the objective of preventing bribery and mitigating corruption risks. The Compliance Program is aimed at promoting the implementation of business conduct best practices, both internally and when interacting with customers, suppliers, state-controlled entities and other third parties.

Ternium has appointed a Business Conduct Compliance Officer reporting to the CEO and the Audit Committee, who has responsibility for identifying and preventing possible corruption risks and promoting a culture of ethical and transparent conduct, and for designing, implementing and supervising the Compliance Program, aligned with the requirements of applicable national and international laws against corruption and bribery, such as the US Foreign Corrupt Practices Act and the 1997 OECD Convention on Combating Bribery of Foreign Public Officials.

The Business Conduct Compliance Program is focused on ten core preventive measures: risk assessment, normative framework, communication, advisory, training, acknowledgement, monitoring and auditing, third party due diligence and monitoring, disciplinary actions and remediation, and benchmarking.

Activities are implemented based on a periodic risk assessment analysis that enables us to identify key factors

101. Sustainability Report 2021

COMMITMENT TO INTEGRITY

to be stressed on, particularly at training and risk prevention sessions, based on exposure to conflicting situations.

Ternium’s Code of Conduct and its Policy on Business Conduct clearly state that any illegal payment is strictly prohibited and will not be tolerated. They also include specific guidelines regarding due diligence when hiring third-parties that act on behalf of Ternium. Charitable contributions, as well as hospitality expenses to third parties (meals, gifts and business trips) are regulated by internal procedures. Facilitating payments are forbidden.

Communication is essential to build an ethical culture. Ternium maintains regular communications with its directors, senior managers and employees in order to raise their awareness about possible risks of non-compliance, and to remind them of the applicable principles and regulations. This program includes top-down messages, management meetings, newsletters, articles and announcements on the company’s intranet. The company encourages active participation of all areas, emphasizing the importance of asking for guidance in case of red flags or ambiguous situations.

Ternium has defined specific procedures for hiring professional services providers that act on behalf of or otherwise represent the company before governmental entities, including those retained to assist in obtaining permits or licenses, customs agents, advisers and law firms. These procedures include a due diligence process, internal authorizations and contract provisions to ensure third-party’s commitment to Ternium’s anti-bribery policies.

Monitoring procedures and audits are carried out regularly to validate the effective implementation of the Compliance Program and the investigation of any conduct contrary to the Policy on Business Conduct or its principles.

Training on anti-bribery policies and procedures
Ternium has implemented an extensive training program on anti-bribery policies and procedures. This program aims at training Ternium’s employees on the company’s ethical commitment and a clear set of guidelines and values. Eligible employees have to complete a mandatory
e-learning course that includes the resolution of practical cases and a final evaluation and, according to their level of exposure, participate in an on-site or live training workshops as well.

99% of Ternium’s eligible employees have completed the mandatory training course on the company’s Policy on Business Conduct in e-learning format. In 2021, Ternium delivered 67 live training sessions to 524 employees. On-site training has been suspended due to COVID-19 related restrictions.

Our anti-bribery training program also reaches third parties that represent or act on behalf of Ternium. 752 third-party’s employees have completed Ternium’s mandatory training program on corruption prevention, which has been implemented in e-learning format.

Code of conduct for suppliers
Ternium purchases most of its supplies through Exiros, a specialized procurement company owned 50%/50% with Tenaris. Ternium’s suppliers undergo, through Exiros, a rigorous selection process to ensure adequate governance standards are in place, in compliance with applicable laws and regulations and in line with our Code of Conduct for Suppliers, which includes, among other items, ethical behavior, compliance with the law, and health, safety, human rights and environmental management commitments.

Compliance Line

Ternium established and encourages the use of its Compliance Line. This confidential channel is available to all employees, suppliers, customers and other stakeholders who wish to report any type of alleged breaches of the Code of Conduct and its principles. Ternium’s Compliance Line is available in Spanish, Portuguese and English.

The identity of the reporting person and the reported fact itself remain confidential as long as it is so permitted by applicable laws and regulations. Ternium takes action, as necessary, to avoid retaliation against those who use the Compliance Line in good faith. Anonymous reports are also allowed. The Internal Audit area, which is independent of the operating areas, analyses all reports.

102. Ternium

Select Codes	Policies	Procedures

Code of Conduct ––– Code of Conduct for Suppliers ––– Code of Ethics for Senior Financial Officers	Business Conduct ––– Transparency ––– Anti-Fraud ––– Securities Trading ––– Financial and Accounting Controls ––– Personal Data Protection	Disclosure Procedure (relevant information) ––– Transactions Between Related Parties

In 2021, 52% of analyzed complaints were verified and resulted in corrective actions, including dismissals and termination of commercial relationships.

This reporting system has also helped to improve the company’s internal control environment. Although complaints can be anonymous, 67% of the reporting persons have identified themselves.

Shareholders’ compliance line
In addition, Ternium has a web-based confidential channel for investors to communicate their concerns directly to the company’s Audit Committee, which regularly reviews the status of all reports received through this line with the assistance of our Internal Audit Director.

Risk management

Ternium has established a Critical Risks Committee (CRC), which reports to the company’s CEO. While management is responsible for identifying and managing risks, the CRC facilitates the identification and assessment of critical risks, the development of mitigating actions and the monitoring of action plans. Critical risks are escalated through the usual reporting lines and decision-making is the responsibility of managers.

Ternium has categorized risks according to the potential area impacted, the likelihood of their occurrence and the severity of a potential impact. The main identified risks include threats to the proper operation of machinery and processes, cybersecurity and environmental issues. The CRC also assesses climate change risks and mitigation plans are defined as needed (For more information about Climate Change risks, please refer to Ternium's 20F).

103. Sustainability Report 2021

Board of Directors and Senior Management

Board of Directors		Senior Management

Chairman	Paolo Rocca	Chief Executive Officer	Máximo Vedoya

Vice-Chairman	Daniel A. Novegil	Chief Financial Officer	Pablo D. Brizzio

	Roberto Bonatti	Ternium Mexico	César A. Jiménez
	Carlos A. Condorelli	President	Flores
Vincent R. Gilles Decalf (*)
	Gioia M. Ghezzi (*)	Ternium Argentina	Martín A. Berardi
	Adrián R. Lajous Vargas (*)	President
Lorenza Martinez Trigueros(*)
	Gianfelice M. Rocca	Ternium Brasil	Marcelo R. Chara
President
Secretary	Arturo Sporleder
		International Business Unit	Héctor Obeso
		President	Zunzunegui

Audit Committee		Chief Planning Officer	Oscar Montero
Martínez
Chairman	Vincent R. Gilles Decalf (*)
	Gioia M. Ghezzi (*)	Chief Industrial and	Pablo H. Bassi
	Adrián R. Lajous Vargas (*)	Engineering Officer

(*) Independent Directors		Chief Technology Officer	Rubén Herrera

		Chief Information Officer	Roberto Demidchuk

		Chief Human Resources	Rodrigo Piña
Officer

104. Ternium

Investor Information

Global Investor Relations and Compliance Senior Director	IR Inquiries
Sebastián Martí	TERNIUM Investor Relations
smarti@ternium.com	ir@ternium.com
Phone: +54 11 4018 8389
U.S. toll free: 866 890 0443

Luxembourg Office	ADS Depositary Bank
26, Boulevard Royal - 4th floor	Bank of New York Mellon
L2449 - Luxembourg	BNY Mellon Shareowner Services
Luxembourg	P.O. Box 505000
Phone: +352 2668 3152	Louisville, KY 40233-5000
Fax: +352 2659 8349

Stock Information
New York Stock Exchange (TX)
CUSIP Number: 880890108

Internet
www.ternium.com

105. Sustainability Report 2021

Annex 1: GRI, SASB & TCFD Index

GRI Material Topics
In this section, Ternium presents the economic, environmental and social topics that were defined as a priority to include in our Sustainability Report. They are informed according to Global Reporting Initiative’s (GRI) Standard core option of the reporting levels throughout the document and indexed herein in order to facilitate browsing.

The contents of Ternium’s sustainability report are aligned with the GRI principles of Stakeholder Inclusiveness, Sustainability Context, Materiality and Completeness.

Ternium’s Materiality Analysis follows GRI’s four-step process. In this regard, key economic, social and environmental topics were identified through a combination of industry research and benchmarking, international standards and priority subjects
(Identification), and then prioritized through a consultation process among employees, suppliers, customers, community organizations, business associations, investors, press, and academic institutions (Prioritization).

To conclude the selection of material topics, the results were examined considering the company’s long-term strategy and the programs implemented. The result of this analysis depicts a materiality matrix that ranks relevant economic, environmental and social topics according to their influence on stakeholders’ assessments and decisions, and according to their significance to the company (Validation).

The Materiality Matrix has been included in the company’s sustainability report for the year 2019, on page 90.

Topic	GRI Standard	GRI Topic	Pages
General Disclosure
Organization Profile	GRI 102-1	Name of the organization	98
	GRI 102-2	Activities, brands, products, and services We do not sell products that are banned in certain markets or that were the subject of stakeholder questions or public debate.	8-22 See 20-F 2021 Pag 28
	GRI 102-3	Location of headquarters Principal executive offices	98
	GRI 102-4	Location of operations	8-22 See 20-F 2021 Pag 35
	GRI 102-5	Ownership and legal form	98 See 20-F 2021 Pag 96
	GRI 102-6	Markets served	8-82
	GRI 102-7	Scale of the organization	8-22
	GRI 102-8	Information on employees and other workers	54-119
	GRI 102-9	Supply chain	8-74-82 See 20-F 2021 Pag 31
	GRI 102-10	Significant changes to the organization and its supply chain	82 See 20-F 2021 Pag 96

108. Ternium

Topic	GRI Standard	GRI Topic	Pages
	GRI 102-11	Precautionary Principle or approach	8
	GRI 102-12	External initiatives	8
	GRI 102-13	Memberships of associations	8
Strategy	GRI 102-14	Statement from the most senior decision-maker	4-8
Ethics and integrity	GRI 102-16	Values, principles, standards and norms of behavior	8-18-98
Governance	GRI 102-18	Governance structure	8-98-104
Stakeholder engagement	GRI 102-40	List of stakeholder groups	See SR 2019 Pag 90
	GRI 102-41	Collective bargaining agreements	119
	GRI 102-42	Identifying and selecting stakeholders	See SR 2019 Pag 90
	GRI 102-43	Approach to stakeholder engagement	See SR 2019 Pag 90
	GRI 102-44	Key topics and concerns raised	See SR 2019 Pag 90
Reporting Practices	GRI 102-45	Entities included in the consolidated financial statements	See 20-F 2021 Pag F-13
	GRI 102-46	Defining report content and topic boundaries	See SR 2019 Pag 4
	GRI 102-47	List of material topics	See SR 2019 Pag 90
	GRI 102-48	Restatements of information
	GRI 102-49	Changes in reporting There were no significant changes from previous reporting periods in the list of material topics and topic Boundaries
	GRI 102-50	Reporting period: Year 2021
	GRI 102-51	Date of most recent report: 2021-06-24
	GRI 102-52	Reporting cycle: Annual
	GRI 102-53	Contact point for questions regarding the report	105
	GRI 102-54	Claims of reporting according to the GRI Standards	8-108
	GRI 102-55	GRI content index	108
	GRI 102-56	External assurance At the time of the report, external assurance is not mandatory

Material Subjects
Economic	GRI 201-1	Direct economic value generated and distributed	94
	GRI 202-2	Proportion of senior management hired from the local community	54-121

109. Sustainability Report 2021

GRI MATERIAL TOPICS INDEX

Topic	GRI Standard	GRI Topic	Pages
	GRI 203-1	Infrastructure investments and services supported	64-122
Ethic and integrity	GRI 205-2	Communication and training about anticorruption policies and procedures	98-123
Environmental	GRI 301-2	Recycled input materials used	36-118
	GRI 302-3	Energy intensity	36-116
	GRI 303-1	Interactions with water as a shared resource	36-117
	GRI 303-2	Management of water discharge-related impacts	36-117
	GRI 303-3	Water recycled and reused	36-117
	GRI 305-4	GHG emissions intensity	36-116
	GRI 306-2	Waste by type and disposal method	36-118
	GRI 307-1	Non-compliance with environmental laws and regulations	36
Social	GRI 401-2	Benefits provided to fulltime employees that are not provided to temporary or part-time employees	54-119
	GRI 403-1	Occupational health and safety management system	24-122
	GRI 403-2	Hazard identification, risk assessment, and incident investigation	24-122
	GRI 403-3	Occupational health services	24-122
	GRI 403-4	Worker participation, consultation, and communication on occupational health and safety	24-122
	GRI 403-5	Worker training on occupational health and safety	24-122
	GRI 403-6	Promotion of worker health	24-64-122
	GRI 403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	24-122
	GRI 403-8	Workers covered by an occupational health and safety management system	24-122
	GRI 404-1	Average hours of training per year per employee	54-121
	GRI 404-2	Programs for upgrading employee skills and transition assistance programs	54-121
	GRI 404-3	Percentage of employees receiving regular performance and career development reviews	54-121
	GRI 405-1	Diversity of governance bodies and employees	54-119
	GRI 413-1	Operations with local community engagement, impact assessments, and development programs	64-122

110. Ternium

SASB Iron & Steel Producers Content Index

Topic	Accounting Metric	Code	Pages
Greenhouse Gas Emissions	Gross global Scope 1 emissions, percentage covered under emissions-limiting regulations	EM-IS-110a.1	36-116-117

	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets	EM-IS-110a.2	36

Air Emissions	Air emissions of the following pollutants: (1) CO, (2) NOx (excluding N2O), (3) particulate matter (PM10)	EM-IS-120a.1	36-116-117

Energy Management	(1) Total energy consumed, (2) percentage grid electricity, (3) percentage renewable	EM-IS-130a.1	36-116

	(1) Total fuel consumed (excluding feedstock and electricity), (2) percentage coal, (3) percentage natural gas, (4) percentage renewable	EM-IS-130a.2	36-116

Water Management	(1) Total fresh water withdrawn, (2) percentage in regions with High or Extremely High Baseline Water Stress	EM-IS-140a.1	36-117-118

Waste Management	Amount of waste generated, percentage hazardous, percentage recycled	EM-IS-150a.1	118

Workforce Health & Safety	(1) Total recordable incident rate (TRIR), (2) fatality rate, and (3) near miss frequency rate (NMFR) for (a) full-time employees and (b) contract employees	EM-IS-320a.1	24-122

Supply Chain Management	Discussion of the process for managing iron ore and/or coking coal sourcing risks arising from environmental and social issues	EM-IS-430a.1	See 20-F 2021 pag 14

Activity Metric	Code	Page
Raw steel production, percentage from: (1) basic oxygen furnace processes, (2) electric arc furnace processes	EM-IS-000.A	45

Total iron ore production (1)	EM-IS-000.B
Total coking coal production (2)	EM-IS-000.C	N/A

(1) 3.9 million tons in 2021 (2) Coking coal and other metallurgical coals are externally supplied.

111. Sustainability Report 2021

TCFD Content Index

Disclosure		Pages
Governance	a) Describe the board’s oversight of climate-related risks and opportunities.	36-98
	b) Describe management’s role in assessing and managing climate-related risks and opportunities.	36-98 See 20-F 2021 Pag 9
Strategy	a) Describe the climate-related risks and opportunities the organization has identified over the short, medium and long term.	14-36
	b) Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning.	14-36 See 20-F 2021 Pag 9
	c) Describe the resilience of the organization’s strategy, taking into consideration different climate-related scenarios, including a 2˚C or lower scenario.	36
Risk Management	a) Describe the organization’s processes for identifying and assessing climate-related risks.	36-98
	b) Describe the organization’s processes for managing climate-related risks.	36-98
	c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization’s overall risk management.	36-98
Metrics and Targets	a) Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.	36-116-117
	b) Disclose Scope 1, 2 and, if appropriate, Scope 3 GHG emissions, and the related risks.	36-116-117
	c) Describe targets used by the organization to manage climate-related risks and opportunities and performance against targets.	14-36

112. Ternium

Annex 2: UN Sustainable Development Goals Index

Sustainable Development Goals Index

SD Goal	Topics							Pages
	1	2	3	4	5	6	7
	•			•				24, 48
 Topics

1
Improving Our Safety Performance
–––
2
Minimizing Ternium’s Environmental Footprint
–––
3
Realizing People’s Full Potential
–––
4
Helping Our Communities Thrive
–––
5
Strengthening Ternium’s Value Chain
–––
6
Delivering Ternium’s Business Strategy
–––
7
Commitment to
Integrity

			•	•	•			42, 48, 54
			•					42
		•						32
	•		•	•		•		24, 42, 48, 58
				•	•	•		48, 54, 58
			•	•	•			42, 48, 54
				•				48
		•						32
		•						32
		•						32
		•						32
	•						•	24, 74
				•	•	•		48, 54, 58

Since 2019 Ternium has been committed to the UN Global Compact corporate responsibility initiative and its principles in the areas of human rights, labour, the environment and anti-corruption.

Annex 3: Historical Data

Historical Data
In this section, Ternium has compiled the historical data and additional information related to the selected environmental and social topics for its 2021 Sustainability Report, according to the materiality matrix. Historical data related to the selected economic topics has been compiled in the table on page 95. Also, the company has compiled in this section additional data that it deemed relevant to disclose.The financial and operational information contained in this report is based on Ternium’s operational data and on the Company’s consolidated financial statements, which were prepared according to IFRS and IFRIC interpretations as issued by the IASB and adopted by the European Union and presented in U.S. dollars ($) and metric tons.

ENVIRONMENTAL DATA		2019	2020	2021
Environmental and Energy Management Systems
% of employees and contractors working in registered production facilities		98%	98%	97%
% of steel produced under ISO 14001 certificated facilities		100%	100%	100%
% of steel produced under ISO 50001 certificated facilities		63%	63%	63%
Mining operations certified with ISO 14001[1]	% operations	100%	100%	100%
Investment in environment and energy	$ million	70.7	37.3	79.8
[1]Mining Operations certified with ISO 14001 scope includes: Aquila mine, Tecoman Transference station and Alzada Pelletizing Plant..
Energy and Emissions
Energy intensity	GJ/ton crude steel	22.1	22.0	23.9
Total energy consumed	TJ			254,472
% of grid electricity				62%
Total Fuel Consumed	TJ			225,383
Coal				64%
Natural Gas				26%
Others				10%
Emission intensity - scopes 1, 2 and 3	CO2 ton /ton crude steel	1.82	1.76	1.80
Direct emission intensity- scope 1	CO2 ton /ton crude steel	1.62	1.57	1.62
Indirect emissions intensity related to electricity - scope 2	CO2 ton /ton crude steel	0.11	0.12	0.11
Indirect emissions intensity related to raw materials - scope 3	CO2 ton /ton crude steel	0.09	0.08	0.07

116. Ternium

ENVIRONMENTAL DATA		2019	2020	2021
Direct emission - scope 1	CO2 million tons	16.7	15.3	17.2
Indirect emissions related to electricity - scope 2	CO2 million tons	1.1	1.2	1.2
Indirect emissions related to raw materials - scope 3	CO2 million tons	0.9	0.8	0.8
CO2 Capture and usage	CO2 million tons	0.2	0.2	0.2
Energy and emissions figures include only Ternium’s steelmaking facilities and are based on worldsteel’s sectoral approach methodology, according to ISO 14404 and GHG protocol. Scope 2 emissions were calculated using local-based (Tier 2) and market based (Tier 3) emission factors when applicable but without considering the volume of clean energy certificates purchased by Techgen that would have reduced 8% Ternium´s scope 2 emissions. Scope 1 and 3 emissions were calculated using Tier 3 emissions factors calculated from specific site measures for main raw materials as well as upstream emission factors provided by suppliers. The percentage of gross global Scope 1 CO2 emissions that are covered by GHG emissions regulation or program for 2021 was 39%.
Energy intensity ratio and total energy consumption were calculated considering all energy from feedstock, fuels and electricity.

Dust emissions - Particulate matter	Kg/ton crude steel	0.20	0.22	0.22
Oxides of nitrogen (NOx)	Kg/ton crude steel	0.70	0.74	1.21
Air emissions indicators correspond to steelmaking facilities excluding power plants. They consider local legal requirements for monitoring and reporting emissions from all process stacks. Ternium integrated value reflects the company's steelmaking route: BF-BOF 63%; DRI-EAF 30%; scrap-EAF 7%.

Air emissions figures for Mexican steelmaking facilities in 2021 were estimated using 2020 average figures since second semester 2021 information is not available.
Dust emissions refer to Total Particular Mater that includes PM10.
Water
Ternium water intake (excluding power plants)	million m3	198.6	178.6	157.0
surface water		91%	90%	88%
groundwater		5%	6%	6%
third-party water		4%	4%	6%
% of water withdrawn in regions with high or extremely high baseline water stress				11%
Ternium estimated water consumed (excluding power plants)	millions m3			44.1
% of water consumed in locations with high or extremely high baseline water stress				27%
Ternium water intake for steelmaking sites	millions m3			149.6
Ternium water intake intensity for steelmaking sites	m3/ ton crude steel	17.8	17.6	14.1
Ternium's water intake, including power plants, was 767 million cubic meters in 2021, representing an intensity of 72 cubic meters by crude steel ton.
Ternium's estimated water consumption, including power plants, was approximately 50 million cubic meters in 2021.
Mexican facilities water intake	million m3	16.8	15.7	17.2
groundwater		56%	55%	54%
third-party water		44%	45%	46%
Mexican facilities internal treated and recycled water	million m3	1.4	1.8	1.6
Third-party water is mainly sewage water from external wastewater treatment plants or directly sourced from the city's drainage. In 2021, only 1% of the Mexican facility's water intake from third parties was potable water.

117. Sustainability Report 2021

HISTORICAL DATA

ENVIRONMENTAL DATA		2019	2020	2021
Mexican water intake intensity for steelmaking sites	m3/ ton crude steel	3.4	3.2	3.2
Fresh water	million m3	13.0	11.7	11.8
Other water	million m3	5.2	5.9	5.4
Ternium's water management strategy is designed on a case-by-case basis. Ternium's facilities in Mexico and Guatemala are located in water-stressed areas while steelmaking facilities in Argentina and Brazil have high surface water availability. Guatemala water intake is only 0.012% of Ternium’s water intake without power plants.

Mexican water intake intensity for steelmaking sites includes as an intake internal treated water that is reused.
All water management figures are defined for Ternium’s steel business excluding mining operations.
Materials and waste
Material Efficiency		99.6%	99.6%	99.2%
Steel scrap recycled	million tons	2.7	2.6	3.1
Co-products generation	million tons	4.8	4.7	4.8
Recycled input materials used (steel scrap/new steel)		26%	27%	29%
Blast Furnace slag to cement industry	million tons	1.7	1.7	1.9
MixRock® to cement industry	thousand tons	86.0	99.0	128.4
Annual weight of tailings waste (mining)*	million tons	4.5	5.7	6.1
Accumulated total weight of tailings waste (mining)*	million tons	79.9	85.6	91.7
Hazardous and non hazardous waste sent to landfill	thousand tons	58.3	65.6	129.9
Hazardous and non hazardous waste sent to co-processing	thousand tons	2.1	1.4	1.9
Total hazardous waste	thousand tons	52.3	24.9	21.2
Total non hazardous waste	thousand tons	89.5	98.0	153.5
The information about materials and waste refers to Ternium's steelmaking facilities unless otherwise indicated.
*The information regarding mining includes 50% of Consorcio Minero Benito Juárez Peña Colorada S.A. de C.V.

118. Ternium

SOCIAL DATA		2019	2020	2021
Headcount
Management	# of People	494	484	493
Salaried	# of People	3,401	3,125	3,180
Hourly	# of People	14,611	15,059	14,927
Plant supervisors	# of People	1,357	1,505	1,542
Total employees (full-time)	# of People	19,863	20,173	20,142

Trainees (part-time)	# of People	295	306	438
External employees (includes contractors and externals from headcount)	# of People	19,239	15,107	15,929

Full time employees covered by collective bargaining agreements		74%	75%	74%
GRI 401-2 The company has operating facilities throughout Latin America and complies with national regulations regarding labor benefits such as paid leave, life and disability insurance, medical assistance and pension systems. In addition, Ternium introduced several programs focused on improving their employees’ the quality of life, such as clinical exams, disease prevention campaigns, sports and addiction control, scholarship and recreational programs for employees’ children, and loan programs for home improvements and special situations. The company also has an internal outplacement program for retiring employees, which includes personalized consultancy and support services.
Diversity of governance bodies and employees
Management by gender, age and nationality
Male		92%	91%	90%
Female		8%	9%	10%

30-50 years old		62%	63%	61%
over 50 years old		38%	37%	39%

Argentine		42%	41%	42%
Brazilian		12%	12%	12%
Colombian		3%	3%	3%
Mexican		35%	37%	37%
Other Nationality		8%	7%	7%

Salaried by gender, age and nationality
Male		69%	68%	67%
Female		31%	32%	33%

under 30 years old		18%	17%	19%

119. Sustainability Report 2021

HISTORICAL DATA

SOCIAL DATA	2019	2020	2021
30-50 years old	63%	65%	62%
over 50 years old	19%	18%	19%

Argentine	19%	20%	19%
Brazilian	19%	18%	17%
Colombian	7%	7%	7%
Mexican	47%	48%	50%
Other Nationality	7%	7%	7%

Hourly by gender, age and nationality
Male	98%	98%	97%
Female	2%	2%	3%

under 30 years old	22%	23%	21%
30-50 years old	61%	60%	62%
over 50 years old	17%	17%	17%

Argentine	27%	30%	28%
Brazilian	20%	20%	20%
Colombian	7%	6%	6%
Mexican	44%	41%	43%
Other Nationality	2%	2%	2%

Plant supervisors by gender, age and nationality
Male	98%	97%	97%
Female	2%	3%	3%

under 30 years old	6%	5%	5%
30-50 years old	62%	61%	62%
over 50 years old	32%	33%	33%

Argentine	26%	33%	32%

120. Ternium

SOCIAL DATA		2019	2020	2021
Brazilian		11%	11%	10%
Colombian		6%	6%	5%
Mexican		54%	47%	48%
Other Nationality		4%	4%	4%
GRI 405.1- At December 2021. the Board of Directors was composed by 8 members, 7 men and 1 woman, all of them over 50 years old. The distribution by nationality is the following: 3 of them are Italian citizens, 2 of them are Argentine citizens, 1 is a British & Italian citizen, 1 is a French and Luxembourg citizen and 1 is a Mexican citizen. The Senior Management is composed by 11 members, all of them are male. In the distribution by age 1 of them is in the range between 30 and 49 years old and the rest are over 50 years old. The composition by nationality is the following: 9 of them are Argentine citizens and 2 of them are Mexican citizens.
Proportion of top management hired from the local community
Country
Argentina		100%	100%	100%
Brazil		62%	58%	55%
Colombia		50%	33%	33%
Mexico		41%	41%	40%
Average hours of training per year per employee
Management	Hs/per year	36	15	29
Salaried	Hs/per year	36	25	38
Hourly	Hs/per year	74	39	41
Plant supervisors	Hs/per year	7	25	27
Total	Hs/per year	62	36	39

Male	Hs/per year	64	36	39
Female	Hs/per year	40	29	41
During 2021 the company delivered 10,150 hours of training to some external workers and average of 96 hours of training per person.
Performance and career development reviews
Management & Salaried (M&S)		97%	96%	93%
Hourly		54%	36%	33%
Plant supervisors		98%	97%	93%
Upwardfeedback (M&S)		94%	95%	96%
Employees' satisfaction rate (M&S)		82%	85%	76 pt.

121. Sustainability Report 2021

HISTORICAL DATA

SOCIAL DATA		2019	2020	2021
Health and Safety
Injuries frequency rate (IFR)	# injuries with and without lost days x 1Million/Hours worked	2.75	2.71	2.63
Employees		2.46	2.61	2.83
Contractors		2.99	2.80	2.45
Lost time injuries frequency rate (LTIFR)	# injuries with lost days x 1Million/Hours worked	0.84	0.84	0.79
Employees		0.69	0.89	0.80
Contractors		0.95	0.78	0.78
Fatalities	#	0	0	0
Fatality frequency rate (FFR)	# fatalities x1Million/Hours worked	0	0	0
Near Miss Frequency Rate	# High Risk incidents x 1Milllion/Hours worked	9	9	8
Employees		15	13	12
Contractors		4	5	4
Safety training hours	# hours per year	487,649	112,001	260,488
Safety training hours participation	# of employees and contractors	15,666	10,060	14,745
Safety hours program walks	# of sessions	147,187	142,269	139,085
Safety hours program participation	# of employees and contractors	1,638	1,891	2,017
Ten Life-Saving Rules compliance audits	# per year	42,770	26,778	23,177
Health and Safety audits	# per year	199,667	184,653	184,631
Positive approaches	# per year	106,756	100,236	115,950
H&S System Coverage	% of employees and contractors	100%	100%	100%
H&S System Coverage (internally audited)	% of employees and contractors	100%	100%	100%
H&S System Coverage (externally certified)	% of employees and contractors	67%	68%	70%
Investment in Health and Safety	$ million	50	27	38
Total hours worked were 99,907,954; 87,230,980 and 112,446,989 for 2021, 2020 an 2019 respectively.
Community
Internship Hours	hours/Per year	63,800	19,040	28,195
Community Investments*	$ million	6.6	11.1	17.3

122. Ternium

SOCIAL DATA		2019	2020	2021
Education Investments	$ million	4.6	2.9	4.8
Technical Gene program - Teachers	# of Participants	148	116	66
Technical Gene program - Students	# of Participants	1,929	319	4,432
After school program participation	# of Students	270	307	312
Roberto Rocca Education Program (high school)	# of Scholarships	759	763	804
Roberto Rocca Education Program (undergraduate)	# of Scholarships	305	361	369
Roberto Rocca Education Program (PhDs)	# of Scholarships	15	9	10
Volunteering Program	# of volunteers	1,878	218	262
Volunteering Program	hours/Per year	16,611	3,352	1,256
*Community investments in 2021 and 2020 include a special fund of $8.1 million and $6.4 million respectively to face the COVID-19 pandemic.
Small and Medium-sized Enterprises Program (ProPymes)
Small and medium-sized enterprises participation	# SMEs	1,780	1,821	1,823
Sponsored training courses	# attendants	5,300	5,257	4,925
Sponsored training courses	hours in class /per year	87,400	72,909	95,851
Propymes sponsored technical schools	# of Schools	41	43	45
Propymes sponsored industrial projects	# of Projects	451	297	399
Financial assistance - direct	$ million	6.0	5.7	0.5
Financial assistance - as link with banking institutions	$ million	n/d	13.5	18.8
Integrity
Training sessions on Ternium's policy on business conduct	# sessions	64	93	68
Training sessions on Ternium's policy on business conduct	# participants	878	786	524
Acknowledgment and commitment to abide Ternium's Code of Conduct and Policy on Business Conduct	% eligible employees	99.7%	99.8%	99.5%
Training course on the company's Policy on Business Conduct (e-learning)	% eligible employees	98.2%	99.1%	99.0%
Compliance Line's substantiation rate		46%	53%	52%

123. Sustainability Report 2021

Forward Looking Statements
This sustainability report contains “forward-looking statements”, including with respect to certain of our plans and current goals and expectations relating to Ternium’s future financial condition and performance, which are provided to allow potential investors the opportunity to understand management’s beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment in Ternium’s securities.

All forward-looking statements are based on management’s present expectations of future events and are subject to a number of factors and uncertainties that cause actual results, performance or events to differ materially from those expressed or implied by those statements.

These risks include but are not limited to risks relating to the steel industry and mining activities, risks relating to countries in which we operate, risks relating to our business, including uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products, risks relating to the company’s structure and regulatory risks, as well as other factors beyond Ternium’s control.
Risk factors
For a detailed description of Ternium’s main risk factors, please see the section "Risk Factors" included in the Company’s annual report on form 20-F for the year ended December 31, 2021.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect Ternium’s financial condition and results of operations could differ materially from those that have been estimated.

You should not place undue reliance on the forward-looking statements, which speak only as of the date of this sustainability report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of changes of circumstances or management’s estimates or opinions, new information, future events or otherwise.

124. Ternium

www.ternium.com